NO ACT

PE
4-4-12

[redacted]

12026500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

Received SEC
APR 17 2012
Washington, DC 20549

April 17, 2012

Arthur R. McGivern
Goodwin Procter LLP
AMcGivern@goodwinprocter.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-17-12

Re: Repligen Corporation
Incoming letter dated April 4, 2012

Dear Mr. McGivern:

This is in response to your letters dated April 4, 2012, April 9, 2012, and April 11, 2012 concerning the shareholder proposal submitted to Repligen by Ronald L. Chez. We also have received letters on the proponent's behalf dated April 9, 2012, April 11, 2012, and April 12, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Barry Fischer
Thompson Coburn LLP
BFischer@thompsoncoburn.com

April 17, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Repligen Corporation
Incoming letter dated April 4, 2012

The proposal relates to special meetings.

We are unable to concur in your view that Repligen may exclude the proposal under rule 14a-8(e)(2). Accordingly, we do not believe that Repligen may omit the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Repligen did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Repligen's request that the 80-day requirement be waived.

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THOMPSON COBURN LLP

55 East Monroe Street
37th Floor
Chicago, Illinois 60603
312-346-7500
FAX 312-580-2201
www.thompsoncoburn.com

April 12, 2012

Via Electronic Mail **(shareholderproposals@sec.goy)**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Repligen Corporation - 2012 Annual Meeting: Response to April 11, 2012 letter of Arthur R. McGivern, Esq. of Goodwin Procter LLP regarding omission of Stockholder Proposal Submitted by Mr. Ronald L. Chez

Ladies and Gentlemen:

Our firm serves as counsel to Ronald L. Chez. On April 2, 2012, Mr. Chez submitted a shareholder proposal via telecopy and overnight courier, requesting the adoption of an amendment to the Amended and Restated By-Laws of Repligen Corporation (the "Company"), which would lower the threshold necessary for calling a special meeting of stockholders to the holders of 20% of the voting shares of the Company (the "Proposal"). On April 6th, Mr. Chez and I received via overnight courier from Mr. McGivern a copy of his letter to your office dated April 4th requesting your concurrence that the Proposal was excludable pursuant to Rule 14a-8(e)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On April 9, 2012, we responded to Mr. McGivern's letter with a letter to your office. Mr. McGivern responded to our April 9th correspondence via a letter to your office also dated April 9th, to which we responded with a letter to your office dated April 11.

Mr. McGivern now responds to our April 11 letter with a letter to your office also dated April 11 (which we received today). While reiterating a number of points made in his prior letters, he again does not dispute the fact that Repligen never published nor otherwise communicated (to Mr. Chez or otherwise) a revised deadline for shareholder proposals. The Company never provided a date that shareholder proposals were due, even when specifically asked when those proposals were due. While Repligen attempts to divert attention from this fact by making claims regarding Mr. Chez on the earnings conference call (we wish to note, however, that the questions asked by Mr. Chez on that call were in no way related to the Company's reporting schedule) or otherwise as to the revised date of the meeting, the fact remains that the Company should had set a revised deadline for shareholder proposals when it changed its annual meeting date, but failed to do so. We respectfully suggest that that this failure to provide for a deadline should be considered by the Staff in determining what should be considered a "reasonable time before the company begins to print and send its proxy materials" under Rule 14a-8(e)(2), and that Mr. Chez's proposal was submitted within such a reasonable time.

Mr. McGivern also reiterates his contention that the "Proxy Materials were nearly in final form when the Proposal was received on April 3, 2012 and that inclusion of the Proposal in the 2012 Proxy Materials would cause a significant delay in the distribution of the 2012 Proxy Materials to the Company's shareholders." We wish to note that yesterday, April 11, the Company announced in a press release and a related filing on Form 8-K (copies of which are attached for your convenience) that it increased the size of its Board of Directors from seven to eight members, and appointed Michael A. Griffith as a director of the Company. Furthermore, the Form 8-K notes that Mr. Griffith's grant of options to purchase Repligen common stock will be delayed until the Company's 2012 Annual Meeting of Shareholders. One can infer from these disclosures that the election of Mr. Griffith and/or approval of his option grant will be subjects to be included in the 2012 Proxy Statement, which seems to suggest that the proxy materials remain subject to revision. We respectfully suggest that if the proxy materials can be revised to include new information regarding a new director, they should also be able to be revised to include Mr. Chez's proposal.

In accordance with Section C of Staff Legal Bulletin No. 14D, this letter and its attachments are being emailed to the Staff at shareholderproposals@sec.gov, in lieu of paper filings. Pursuant to Rule 14a-8(j) of the rules promulgated under the Exchange Act, we have concurrently sent a copy of this correspondence to the Company and to Company's counsel.

We reiterate our belief that the Company has not met its burden under Rule 14a-8(g) of the rules promulgated under the Exchange Act to demonstrate that it is entitled to exclude the Proposal. We, therefore, respectfully request that the Staff inform the Company that the Proposal is not properly excludable from the 2012 Proxy Materials. If you have any questions, or if the Staff is unable to concur with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff. Please do not hesitate to contact the undersigned at (312) 580-2233. Please transmit the response letter via facsimile to the Mr. Chez at ***FISMA & OMB Memorandum M-07-16*** with a copy to me at (312) 782-1998 or via e-mail to Bfischer@ThompsonCoburn.com.

Respectfully submitted,

Barry Fischer, Esq.
Thompson Coburn LLP

BLF:cg
Enclosures
CC: Ronald L. Chez (via telecopy)
Arthur McGivern, Esq.
Repligen Corporation, Corporate Secretary

8-K 1 d332241d8k.htm FORM 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 9, 2012

REPLIGEN CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	0-14656	04-2729386
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

41 Seyon Street, Bldg. 1, Suite 100, Waltham, MA	02453
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (781) 250-0111

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(d) Election of Michael A. Griffith to the Board of Directors.

On April 9, 2012, Repligen Corporation (the "Company") increased the size of its Board of Directors from seven to eight members and appointed Michael A. Griffith as a director of the Company. Mr. Griffith is currently CEO and director at Laureate Biopharma. For his services as a director of the Company, Mr. Griffith will be compensated consistent with the Company's current non-employee director compensation policy, although his initial award of an option to purchase 24,000 shares of the Company's common stock will be delayed until the Company's 2012 Annual Meeting of Stockholders. Mr. Griffith was not appointed to any committees of the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REPLIGEN CORPORATION

Dated: April 11, 2012

By: /s/ Walter C. Herlihy
Walter C. Herlihy
President and Chief Executive Officer

RepliGen

Repligen Corporation
41 Seyon Street
Building #1, Suite 100
Waltham, Massachusetts 02453
Telephone: 781-250-0111
Telefax: 781-250-0115

FOR IMMEDIATE RELEASE

CONTACT:
Walter C. Herlihy
President and Chief Executive Officer
(781) 419-1900

Michael A. Griffith Appointed to Repligen Board of Directors

WALTHAM, MA – April 11, 2012 – Repligen Corporation (NASDAQ:RGEN) today announced that Mr. Michael A. Griffith has been appointed to serve on the Company's Board of Directors. Mr. Griffith, 53, has extensive leadership experience in the bioprocessing and biopharmaceutical industries, as well as significant commercial and investment banking expertise. Mr. Griffith currently serves as Chief Executive Officer of Laureate Biopharmaceutical Services, Inc. (Laureate Biopharma), a full-service contract manufacturing organization focused on the production and manufacture of biologic drugs for biopharmaceutical customers worldwide.

"Michael's background in biologics manufacturing is particularly relevant to Repligen, and he also brings valuable financial markets acumen to the Board," said Walter C. Herlihy, President and Chief Executive Officer of Repligen. "In light of the major commitment that we made to bioprocessing with the December acquisition of Novozymes Biopharma - now Repligen Sweden - we welcome Michael's insight in helping to guide the integration and expansion of this core business. We value the expertise that Michael offers during this exciting time of Repligen's transition to a fully integrated and commercially focused company."

Mr. Griffith has held numerous executive level positions, including his current role since April 2010 as CEO and director of Laureate Biopharma. He is the founder of Aptuit, Inc., a global contract pharmaceutical research, development and manufacturing company, and from 2004 to 2008 served as the company's CEO. From 1996 to 2000, Mr. Griffith was with ChiRex, Inc., where he initially served as Chief Financial Officer before being named the company's Chairman and CEO. ChiRex was a Nasdaq-listed pharmaceutical contract development and manufacturing organization specializing in small-molecule drug substance development. Mr. Griffith was part of the team that led the initial public offering for ChiRex, which later sold for $600 million to Rhodia SA, a NYSE-listed, Paris-based specialty chemicals company. Mr. Griffith led the teams that built both Aptuit and ChiRex to become international pharmaceutical supply companies with over 2,700 and 600 employees, respectively. Between 2000 and 2004, he was a consultant to Rhodia and several private equity and pharmaceutical companies. Mr. Griffith for eight years served as Chairman of the Board and Chairman of the Executive Committee at Centrue Financial Corporation and Centrue Bank, a

- more -

Nasdaq-listed commercial bank. Prior to his involvement in the biopharmaceutical industry, Mr. Griffith worked nearly 15 years as a commercial and investment banker at Bankers Trust and First Boston. He earned a Masters of Management from the Kellogg Graduate School of Management at Northwestern University, and a Bachelor of Science in Business Administration from the University of Kansas.

About Repligen Corporation

Repligen Corporation is a leading supplier of critical biologic products used to manufacture biologic drugs. Repligen also applies its expertise in biologic product development to SecreFlo™, a synthetic hormone being developed as a novel imaging agent for the diagnosis of a variety of pancreatic diseases. In addition, the Company has two central nervous system (CNS) rare disease programs in Phase 1 clinical trials. Repligen's corporate headquarters are located at 41 Seyon Street, Building #1, Suite 100, Waltham, MA 02453. Additional information may be requested at www.repligen.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Investors are cautioned that statements in this press release which are not strictly historical statements, including, without limitation, express or implied statements regarding future financial performance and position, plans and objectives for future operations, plans and objectives for product development, plans and objectives for regulatory approval, product development, our market share and product sales and other statements identified by words like "believe," "expect," "may," "will," "should," "seek," or "could" and similar expressions, constitute forward-looking statements. Such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, including, without limitation, risks associated with: our ability to develop and commercialize products and the market acceptance of our products; reduced demand for our products that adversely impacts our future revenues, cash flows, results of operations and financial condition; the ability to obtain, and the timing and receipt of, FDA approval for our NDA; our ability to obtain other required regulatory approvals; the success of current and future collaborative or supply relationships; our ability to compete with larger, better financed bioprocessing, pharmaceutical and biotechnology companies; the success of our clinical trials; new approaches to the treatment of our targeted diseases; our compliance with all Food and Drug Administration and EMEA regulations; our ability to obtain, maintain and protect intellectual property rights for our products; the risk of litigation regarding our intellectual property rights; our limited sales capabilities; our volatile stock price; and other risks detailed in Repligen's annual report on Form 10-K on file with the Securities and Exchange Commission and the other reports that Repligen periodically files with the Securities and Exchange Commission. Actual results may differ materially from those Repligen contemplated by these forward-looking statements. These forward looking statements reflect management's current views and Repligen does not undertake to update any of these forward-looking statements to reflect a change in its views or events or circumstances that occur after the date hereof except as required by law.

###

THOMPSON COBURN LLP

55 East Monroe Street
37th Floor
Chicago, Illinois 60603
312-346-7500
FAX 312-580-2201
www.thompsoncoburn.com

April 11, 2012

Via Electronic Mail (shareholderproposals@sec.goy)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Repligen Corporation - 2012 Annual Meeting: Response to April 4, 2012 letter of Arthur R. McGivern, Esq. of Goodwin Procter LLP regarding omission of Stockholder Proposal Submitted by Mr. Ronald L. Chez

Ladies and Gentlemen:

Our firm serves as counsel to Ronald L. Chez. On April 2, 2012, Mr. Chez submitted a shareholder proposal via telecopy and overnight courier, requesting the adoption of an amendment to the Amended and Restated By-Laws of Repligen Corporation (the "Company"), which would lower the threshold necessary for calling a special meeting of stockholders to the holders of 20% of the voting shares of the Company (the "Proposal"). On April 6th, Mr. Chez and I received via overnight courier from Mr. McGivern a copy of his letter to your office dated April 4th requesting your concurrence that the Proposal was excludable pursuant to Rule 14a-8(e)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On April 9th, 2012, we responded to Mr. McGivern's letter with a letter to your office.

Mr. McGivern responded to our April 9th correspondence via a letter also dated April 9th. In it he notes that the Company changed its fiscal year end, and noted the methods of communicating the change of year end.

We call your attention to Rule 14a-8(e)(1) of the rules promulgated pursuant to the Exchange Act, which reads, in relevant part, as follows:

> "If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company… changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q…"

As Mr. McGivern notes, the Company announced a change in the fiscal year in mid-December 2011. Despite ample opportunity to do so (including in the Company's subsequent filing of a Form 10-K), the Company has never published a revised deadline for shareholder proposals. As we noted in our April 9th correspondence, when shareholders of Repligen asked the Company for a date that proposals were due, the Company did not answer other than to refer them to the 2011 Proxy Statement. Mr. Chez filed his proposal prior to the date the proposal was due as set forth in the 2011 Proxy Statement, the last date provided by the Company. The Company essentially is arguing that it should be able to exclude a proposal based upon the failure to have that proposal filed by an arbitrary date that the Company has no requirement to communicate, in a situation where it had myriad opportunity to communicate that date and failed to do so. We respectfully disagree.

In accordance with Section C of Staff Legal Bulletin No. 14D, this letter and its attachments are being emailed to the Staff at shareholderproposals@sec.gov, in lieu of paper filings. Pursuant to Rule 14a-8(j) of the rules promulgated under the Exchange Act, we have concurrently sent a copy of this correspondence to the Company and to Company's counsel.

We reiterate our belief that the Company has not met its burden under Rule 14a-8(g) of the rules promulgated under the Exchange Act to demonstrate that it is entitled to exclude the Proposal. We, therefore, respectfully request that the Staff inform the Company that the Proposal is not properly excludable from the 2012 Proxy Materials. If you have any questions, or if the Staff is unable to concur with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff. Please do not hesitate to contact the undersigned at (312) 580-2233. Please transmit the response letter via facsimile to the Mr. Chez at FISMA & OMB Memorandum M-07-16 with a copy to me at (312) 782-1998 or via e-mail to BFischer@ThompsonCoburn.com.

Respectfully submitted,

Barry Fischer, Esq.
Thompson Coburn LLP

BLF:cg
CC: Ronald L. Chez (via telecopy)
Arthur McGivern, Esq.
Repligen Corporation, Corporate Secretary

GOODWIN | PROCTER

Goodwin Procter LLP
Counselors at Law
Exchange Place
Boston, MA 02109

T: 617.570.1000
F: 617.523.1231
goodwinprocter.com

April 11, 2012

Via Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Repligen Corporation – 2012 Annual Meeting: Response to April 11, 2012 Letter of Barry Fischer, Esq. Regarding Omission of Stockholder Proposal Submitted by Mr. Ronald L. Chez Pursuant to Rule 14a-8(e)(2)

Ladies and Gentlemen:

We are writing on behalf of our client, Repligen Corporation, a Delaware corporation (the "***Company***"), in response to correspondence dated April 11, 2012 (the "***Proponent's April 11 Letter***") submitted to the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") on behalf of Ronald L. Chez (the "***Proponent***") regarding a request for no-action relief submitted by the Company on April 4, 2012 (the "***No-Action Request***"), a letter on behalf of the Proponent dated April 9, 2012 (the "***Proponent's April 9 Letter***") and a letter on behalf of the Company responding to the Proponent's April 9 Letter (the "***Company's April 9 Response Letter***"). Copies of the Proponent's April 11 Letter, the No-Action Request, the Proponent's April 9 Letter and the Company's April 9 Response Letter are attached as Exhibits A through D, respectively.

The No-Action Request relates to a proposal (the "***Proposal***") regarding the adoption of an amendment to the Amended and Restated By-Laws of the Company which would lower the threshold necessary for calling a special meeting of stockholders to the holders of 20% of the voting shares of the Company. We respectfully reiterate our request in the No-Action Request that the Staff concur that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its definitive 2012 proxy statement and form of proxy (together, the "***2012 Proxy Materials***"), which the Company originally intended to file, print and commence mailing on April 11, 2012.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter and its attachments are being emailed to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we have concurrently sent a copy of this correspondence to the Proponent as notice of the Company's response to the Proponent's Letter.

At issue is whether the Company may properly exclude the Proposal from the 2012 Proxy Materials because it was received on April 3, 2012, eight days before the Company intended to file, print and commence mailing its definitive 2012 proxy statement and form of proxy. The relevant portion of Rule 14a-8(e)(2) of the Exchange Act provides (emphasis added) that the deadline for submitting a proposal is "a ***reasonable time*** before the company begins to print and send its proxy materials." In determining whether a proposal is made within a reasonable time, the fundamental consideration is whether the time of submission of the proposal affords the registrant reasonable time to consider the proposal without causing a significant delay in the distribution of proxy materials to its shareholders. *See* Greyhound Lines, Inc., SEC No-Act. (Jan. 8, 1999); Jefferson-Pilot Corp., SEC No-Act. (Jan. 31, 2006).

The Proponent's April 11 Letter claims (***emphasis added***) that the Company is attempting to exclude the Proposal "based upon the failure to have that proposal filed by an ***arbitrary date*** that the Company has no requirement to communicate." The Company respectfully disagrees with this assertion. On February 10, 2012, the Company's Chief Executive Officer sent a personal email to the Proponent regarding changes in the Company's reporting cycle. The Company publicly disclosed the date of its 2012 annual stockholders meeting in a February 21, 2012 press release. The Proponent asked multiple questions of the Company's management about this press release during the Company's earnings conference call. The Company therefore disputes the suggestion that the Proponent was unaware of changes in the Company's reporting schedule. Accordingly, the Company believes that any purported reliance by the Proponent on the deadlines included in the proxy materials for the Company's 2011 annual stockholders meeting — which was held on September 26, 2011 — is either untrue or unreasonable. The Company is seeking to exclude the Proposal because it failed to satisfy the "reasonable" advance submission requirement plainly included in Rule 14a-8(e)(2) of the Exchange Act.

The 2012 Proxy Materials were nearly in final form when the Proposal was received on April 3, 2012 and inclusion of the Proposal in the 2012 Proxy Materials would cause a significant delay in the distribution of the 2012 Proxy Materials to the Company's shareholders. Accordingly, the Company respectfully submits to the Staff that the Company's receipt of the Proposal a mere eight (8) days before the Company intended to file, print and commence mailing the 2012 Proxy Materials did not satisfy the "reasonable" advance submission requirement in Rule 14a-8(e)(2) of the Exchange Act.

Based on the foregoing and the discussion set forth in the No-Action Request and the Company's April 9 Response Letter, on behalf of the Company, we respectfully request the concurrence of the Staff that the Proposal may be excluded from the Company's 2012 Proxy Materials. Please do not hesitate to contact the undersigned at (617) 570-1971 if you have any questions or would like any additional information regarding the foregoing. Please transmit the response letter via facsimile to the Company at (781) 250-0115, with a copy to the undersigned at (617) 523-1231, and a hard copy to the Proponent at ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

Respectfully submitted,

Arthur R. McGivern, Esq.

cc: Ronald L. Chez
Barry L. Fischer, counsel to Ronald L. Chez, *Thompson Coburn LLP*
Walter C. Herlihy, President and Chief Executive Officer, *Repligen Corporation*
Karen A. Dawes, Chairperson of the Board of Directors, *Repligen Corporation*
Joseph L. Johnson III, Esq., *Goodwin Procter LLP*

Exhibit A

Proponent's April 11 Letter

THOMPSON COBURN LLP

55 East Monroe Street
37th Floor
Chicago, Illinois 60603
312-346-7500
FAX 312-580-2201
www.thompsoncoburn.com

April 11, 2012

Via Electronic Mail (shareholderproposals@sec.goy)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Repligen Corporation - 2012 Annual Meeting: Response to April 4, 2012 letter of Arthur R. McGivern, Esq. of Goodwin Procter LLP regarding omission of Stockholder Proposal Submitted by Mr. Ronald L. Chez

Ladies and Gentlemen:

Our firm serves as counsel to Ronald L. Chez. On April 2, 2012, Mr. Chez submitted a shareholder proposal via telecopy and overnight courier, requesting the adoption of an amendment to the Amended and Restated By-Laws of Repligen Corporation (the "Company"), which would lower the threshold necessary for calling a special meeting of stockholders to the holders of 20% of the voting shares of the Company (the "Proposal"). On April 6th, Mr. Chez and I received via overnight courier from Mr. McGivern a copy of his letter to your office dated April 4th requesting your concurrence that the Proposal was excludable pursuant to Rule 14a-8(e)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On April 9th, 2012, we responded to Mr. McGivern's letter with a letter to your office.

Mr. McGivern responded to our April 9th correspondence via a letter also dated April 9th. In it he notes that the Company changed its fiscal year end, and noted the methods of communicating the change of year end.

We call your attention to Rule 14a-8(e)(1) of the rules promulgated pursuant to the Exchange Act, which reads, in relevant part, as follows:

> "If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company... changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q..."

As Mr. McGivern notes, the Company announced a change in the fiscal year in mid-December 2011. Despite ample opportunity to do so (including in the Company's subsequent filing of a Form 10-K), the Company has never published a revised deadline for shareholder proposals. As we noted in our April 9th correspondence, when shareholders of Repligen asked the Company for a date that proposals were due, the Company did not answer other than to refer them to the 2011 Proxy Statement. Mr. Chez filed his proposal prior to the date the proposal was due as set forth in the 2011 Proxy Statement, the last date provided by the Company. The Company essentially is arguing that it should be able to exclude a proposal based upon the failure to have that proposal filed by an arbitrary date that the Company has no requirement to communicate, in a situation where it had myriad opportunity to communicate that date and failed to do so. We respectfully disagree.

In accordance with Section C of Staff Legal Bulletin No. 14D, this letter and its attachments are being emailed to the Staff at shareholderproposals@sec.gov, in lieu of paper filings. Pursuant to Rule 14a-8(j) of the rules promulgated under the Exchange Act, we have concurrently sent a copy of this correspondence to the Company and to Company's counsel.

We reiterate our belief that the Company has not met its burden under Rule 14a-8(g) of the rules promulgated under the Exchange Act to demonstrate that it is entitled to exclude the Proposal. We, therefore, respectfully request that the Staff inform the Company that the Proposal is not properly excludable from the 2012 Proxy Materials. If you have any questions, or if the Staff is unable to concur with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff. Please do not hesitate to contact the undersigned at (312) 580-2233. Please transmit the response letter via facsimile to the Mr. Chez at *** FISMA & OMB Memorandum M-07-16 *** with a copy to me at (312) 782-1998 or via e-mail to BFischer@ThompsonCoburn.com.

Respectfully submitted,

Barry Fischer, Esq.
Thompson Coburn LLP

BLF:cg
CC: Ronald L. Chez (via telecopy)
Arthur McGivern, Esq.
Repligen Corporation, Corporate Secretary

Exhibit B

No-Action Request

GOODWIN | PROCTER

Goodwin Procter LLP
Counselors at Law
Exchange Place
Boston, MA 02109

T: 617.570.1000
F: 617.523.1231
goodwinprocter.com

April 4, 2012

<u>Via Electronic Mail</u> (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: <u>Repligen Corporation – 2012 Annual Meeting Omission of Stockholder Proposal Submitted by Mr. Ronald L. Chez Pursuant to Rule 14a-8(e)(2)</u>

Ladies and Gentlemen:

Our firm serves as counsel for Repligen Corporation, a Delaware corporation (the "Company"). The Company intends to file, print and commence mailing its definitive 2012 proxy statement and form of proxy (together, the "2012 Proxy Materials") on April 11, 2012. On March 1, 2012, the board of directors of the Company established April 9, 2012 as the record date for the Company's 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting"). The 2012 Annual Meeting will be held on May 24, 2012. Accordingly, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are submitting this letter on behalf of the Company to the Staff of the Division of Corporation Finance (the "Staff"). We would very much appreciate a response from the Staff on this no-action request as soon as reasonably practicable, so that the Company can meet its timetable for filing and distributing the 2012 Proxy Materials.

On April 3, 2012, the Company received a letter dated April 2, 2012 from Mr. Ronald L. Chez (the "Proponent") containing a stockholder proposal (the "Proposal") for inclusion in the 2012 Proxy Materials to be distributed by the Company in connection with the 2012 Annual Meeting. The Proposal and accompanying cover letter are attached hereto as <u>Exhibit A</u>. The Proposal proposes the adoption of an amendment to the Amended and Restated By-Laws of the Company which would lower the threshold necessary for calling a special meeting of stockholders to the holders of 20% of the voting shares of the Company. Subject to the Staff's response, the Company intends to exclude the Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(e)(2) of the Exchange Act, on the basis that the Proposal was not submitted to the Company a reasonable time before the Company will file, print and commence mailing the 2012 Proxy Materials to its stockholders on April 11, 2012. We hereby request the Staff's concurrence that the Company may exclude the Proposal and supporting statement pursuant to Rule 14a-8(e)(2) of the Exchange Act.

Rule 14a-8(j)(1) of the Exchange Act provides, "If the Company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80

calendar days before it files its definitive proxy statement and form of proxy with the Commission.... The Commission staff may permit the Company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the Company demonstrates good cause for missing the deadline." Because the Company did not receive the Proposal from the Proponent until April 3, 2012, the Company is submitting this letter fewer than 80 calendar days before it plans to file the 2012 Proxy Materials. Once the Company received the Proposal, it acted to prepare and submit this letter to the Staff in one (1) day. The Staff has consistently found "good cause" to waive the 80-day requirement where the untimely submission of a proposal prevented the company from satisfying the 80-day provision. *See* Staff Legal Bulletin No. 14B (September 15, 2004) (indicating that the "most common basis for the company's showing good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed"); *Bank of America*, SEC No-Act. (March 1, 2010); *Barnes & Noble, Inc.*, SEC No-Act. (June 3, 2008); *General Electric Co.*, SEC No-Act. (February 10, 2005) (each waiving the 80-day requirement when the proposal was received by the company after the 80-day submission deadline). Accordingly, we believe that the Company has "good cause" for its inability to meet the 80-day deadline and, for the reasons discussed above, we respectfully request that the Staff waive the 80-day requirement with respect to this submission.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachments are being emailed to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j) of the Exchange Act, we have concurrently sent a copy of this correspondence to the Proponent as notice of the Company's intent to exclude the Proposal from the 2012 Proxy Materials.

Rule 14a-8(k) of the Exchange Act and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Securities and Exchange Commission (the "Commission") or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, we hereby request that the Proponent concurrently furnish the undersigned with a copy of that correspondence on behalf of the Company pursuant to Rule 14a-8(k) of the Exchange Act and SLB 14D.

I. BACKGROUND

The Company's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") was held on September 27, 2011 and the proxy materials for the 2011 Annual Meeting were mailed to the Company's stockholders on or about August 5, 2011. As previously disclosed in a Current Report on Form 8-K, on December 15, 2011, the Board of Directors of the Company approved a change in the Company's fiscal year end from March 31 to December 31. As a result of this change, on February 21, 2012, the Company announced in a press release (the "Press Release") for an earnings call (the "Earnings Call"), a copy of which was filed on a Current Report on

Form 8-K, that the Company's 2012 Annual Meeting would be held on May 24, 2012. This date is more than 30 days from the date of the 2011 Annual Meeting.

The Proponent actively participated on the Earnings Call. The Company therefore believes the Proponent read the Press Release and accordingly was then well aware of the date of the 2012 Annual Meeting. Additionally, on March 15, 2012, the Company filed its Annual Report on Form 10-K which explicitly stated that the Company intended to file a proxy statement within 120 days of the Company's new fiscal year end. Despite the Proponent having received extensive notice of the 2012 Annual Meeting, the Proponent submitted the Proposal to the Company only eight (8) days prior to the Company's filing and mailing of the 2012 Proxy Materials.

II. ANALYSIS

The Company believes that it may exclude the Proposal from the 2012 Proxy Materials because the Proposal was not submitted in a timely manner. Rule 14a-8(e)(2) of the Exchange Act provides that if a company's annual meeting of stockholders "has been changed by more than 30 days from the date of the previous year's meeting, then the deadline [for submission of stockholder proposals] is a reasonable time before the company begins to print and mail its proxy materials." As described above in Section I of this letter, the Company's 2012 Annual Meeting will be held more than 30 days from the date of the previous year's meeting. Although Rule 14a-8(e)(2) does not define what constitutes a "reasonable time," it is noteworthy that Rule 14a-8(e)(2) requires that a proposal to be presented at an annual meeting held within 30 days from the date of the previous year's meeting be received by the registrant a minimum of 120 days in advance of the anniversary of mailing of proxy materials for the previous year's meeting.

In determining whether a proposal is made within a reasonable time, the fundamental consideration is whether the time of submission of the proposal affords the registrant reasonable time to consider the proposal without causing a significant delay in the distribution of proxy materials to its shareholders. *See* Greyhound Lines, Inc., SEC No-Act. (Jan. 8, 1999); Jefferson-Pilot Corp., SEC No-Act. (Jan. 31, 2006). The Company does not believe that it has received the Proposal within a "reasonable time." The Company intends to file, print and commence mailing its 2012 Proxy Materials on April 11, 2012. A stockholder proposal received on the eve of the mailing of the 2012 Proxy Materials should not be considered received in a "reasonable time" given that the 2012 Proxy Materials are nearly in final form and inclusion of the Proposal in the 2012 Proxy Materials will result in a significant delay in the Company's filing and mailing of the 2012 Proxy Materials.

The Proponent had ample notice regarding the date of the Company's 2012 Annual Meeting. The Proponent actively participated on the Earnings Call that was convened to discuss the Press Release which announced the date of the 2012 Annual Meeting. Nonetheless, the Proponent submitted the Proposal a mere eight (8) days prior to the Company's distribution of

the 2012 Proxy Materials. This does not provide the Company with adequate time to review and consider the Proposal without causing an excessive delay in the distribution of the 2012 Proxy Materials to the Company's stockholders. *See* Jefferson-Pilot Corp., SEC No-Act. (Jan. 31, 2006).

Given the Proponent's tardiness in submitting the Proposal until the Company was in the final stages of preparing to commence its proxy solicitation, the Company does not have a reasonable amount of time to consider the Proposal without causing a significant delay in printing and mailing the 2012 Proxy Materials. Under these circumstances, the Proposal cannot be considered to have been submitted within a "reasonable time" in advance of the solicitation of proxies in connection with the 2012 Annual Meeting and, therefore, the Proposal should be excluded from the 2012 Proxy Materials.

III. CONCLUSION

For the foregoing reasons, the Company respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if the Company excludes the Proposal from the 2012 Proxy Materials in reliance on Rule 14a-8(e)(2) of the Exchange Act. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (617) 570-1971. Please transmit the response letter via facsimile to the Company at (781) 250-0115, with a copy to the undersigned at (617) 523-1231, and a hard copy to the Proponent at ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Respectfully submitted,

Arthur R. McGivern, Esq.

cc: Ronald L. Chez
Barry L. Fischer, counsel to Ronald L. Chez, *Thompson Coburn LLP*
Walter C. Herlihy, President and Chief Executive Officer, *Repligen Corporation*
Karen A. Dawes, Chairperson of the Board of Directors, *Repligen Corporation*
Joseph L. Johnson III, Esq., *Goodwin Procter LLP*

Exhibit A

The Proposal

Mr. Ronald L. Chez

FISMA & OMB Memorandum M-07-16

April 2, 2012

VIA FACSIMILE [(781) 250-0115] and OVERNIGHT COURIER
Repligen Corporation
Attention: Co-Chairpersons of the Board of Directors
41 Seyon Street
Building #1, Suite 100
Waltham, MA 02453

Ladies and Gentlemen:

Pursuant to Rule 14a-8 of the rules promulgated under the Securities and Exchange Act of 1934, as amended, please find, as Annex A to this letter, a shareholder proposal for inclusion in the 2012 Proxy Statement of Repligen Corporation.

Pursuant to Rule 14a-8(b), please be informed that, consistent with Amendment No. 9 to my Schedule 13D regarding Repligen, I, and/or Individual Retirement Accounts for my benefit currently own 2,815,631 shares of Repligen, which shares represent greater than $2,000 or 1% of Repligen's securities entitled to be voted on the proposal. Pursuant to Rule 14a-8(ii), please find attached copies of Amendments 2 through 9, inclusive, of Schedule 13D filed on my behalf confirming my ownership of such shares during such one year eligibility period.

Further, I state that I have held the required number of securities continuously for at least one year as of the date of this letter (the time I am submitting this shareholder proposal) and I intend to continue to hold such securities through the date of the meeting.

To the extent that you or any other party wishes to contact me regarding this proposal, please contact my attorney, Barry Fischer, at BFischer@thompsoncoburn.com or via facsimile at (312) 782-1998.

Very truly yours,

Ronald L. Chez

Annex A

Proposal Number __
Lowered Voting Threshold to Call Special Meetings of Shareholders

RESOLVED, that the first sentence of Article I, Section 3 of the Amended and Restated By-Laws of Repligen Corporation be amended and restated to read as follows:

> "Special meetings of the stockholders may be called at any time by the President, the Chairman or the Board of Directors; and shall be called by the Secretary or any officer upon the written request of one or more stockholders holding, in the aggregate, at least 20% of the outstanding shares of stock of the corporation entitled to vote at such meeting."

The purpose of this proposal is to lower the threshold necessary for calling a special meeting of shareholders to the holders of 20% of voting shares. Currently, no single shareholder holds more than 13.9% of the company's voting stock.

At present, calling a special stockholder meeting requires the consent of the holders of over 50% of Repligen's voting stock. Meanwhile, the Board of Directors, whose non-executive directors (according to Repligen's 2011 Proxy Statement) hold less than 3.5% of the company's outstanding stock (excluding options), can call a special stockholder meeting at any time.

Special meetings allow for increased shareholder involvement in important matters, including electing new directors. Shareholder participation in Repligen's affairs is also important as the company transitions from a drug development company to an operating company, including potential issues such as executive compensation criteria, stockholder ownership of Board members and officers, assuring that the composition of the Board is consistent with an operating company and other issues.

Without the ability for shareholders to call special meetings, directors and management can become insulated. Repligen's shareholders want to enhance the alignment of the Board's and management's interests with those of its shareholders, all in the interest of Repligen's performance and shareholder value. Approving this proposal will send a clear message to Repligen's directors that they must be accountable and responsive to Repligen's shareholders.

Many public companies have reduced their special meetings requirement from a majority requirement. Pfizer, AT&T Inc., PepsiCo, Inc., Caterpillar Inc., Honeywell International and other companies require only the holders of 20% or less of its stock to call a special meeting. This proposal topic won more than 60% support at CVS Caremark, Sprint Nextel, Safeway, Motorola and R.R. Donnelley.

Please vote yes on this proposal to help improve Repligen's corporate governance, director and officer accountability and financial performance that Repligen's shareholders deserve.

Exhibit C

Proponent's April 9 Letter

THOMPSON COBURN LLP

55 East Monroe Street
37th Floor
Chicago, Illinois 60603
312-346-7500
FAX 312-580-2201
www.thompsoncoburn.com

April 9, 2012

Via Electronic Mail **(shareholderproposals@sec.goy)**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Repligen Corporation - 2012 Annual Meeting: Response to April 4, 2012 letter of Arthur R. McGivern, Esq. of Goodwin Procter LLP regarding omission of Stockholder Proposal Submitted by Mr. Ronald L. Chez

Ladies and Gentlemen:

Our firm serves as counsel to Ronald L. Chez. On April 2, 2012, Mr. Chez submitted a shareholder proposal via telecopy and overnight courier, requesting the adoption of an amendment to the Amended and Restated By-Laws of Repligen Corporation (the "Company"), which would lower the threshold necessary for calling a special meeting of stockholders to the holders of 20% of the voting shares of the Company (the "Proposal"). On April 6th, Mr. Chez and I received via overnight courier from Mr. McGivern a copy of his letter to your office dated April 4th (the "April Letter") requesting your concurrence that the Proposal was excludable pursuant to Rule 14a-8(e)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Rule 14a-8(k) of the rules promulgated under the Exchange Act, we wish to respond to the April Letter.

We believe that the Proposal should be included in the Company's 2012 Proxy Statement either because:

(i) it has been submitted in a reasonable amount of time prior to the filing and printing of the Company's 2012 Proxy Statement; or

(ii) that the Company in effect waived its ability to exclude the Proposal due to a March 26th letter of Mr. McGivern to Mr. Chez, which permitted Mr. Chez 14 days to modify what it claimed to be a shareholder proposal purportedly made by him on March 21, 2012.

The Proposal is Reasonably Timely-- We wish to note that our proposal was submitted before the April 7th deadline set forth on page 40 of the Company's 2011 Proxy Statement (120 days before the anniversary of materials being sent to stockholders with respect to the 2011 meeting), and that, notwithstanding the fact that Mr. Chez participated in the earnings call referred to in the April Letter, he has no recollection that it was announced on that call that the date of the meeting was moved to May 24th. The Company's By-laws also do not contain an advanced notice requirement regarding shareholder proposals.

Furthermore, requests of the Company made by its shareholders regarding submission deadlines for a shareholder proposal went unanswered by the Company other than to refer them to the 2011 Proxy Statement. At no time did the Company ever publicly announce or provide Mr. Chez or his representatives (or, to our knowledge, any other party) with a deadline date for submission of shareholder proposals, even though (as more fully described below) the Company was on notice that Mr. Chez intended to submit such a proposal almost two weeks prior to doing so.

We believe that the Proposal can be reasonably included by the Company without significant delay in the distribution of proxy materials. We note that, using the standard that Mr. McGivern seems to suggest in the April Letter (in effect, that proposals would be due by at least 120 days before the revised meeting date), no shareholders proposal would be includable in the Company's 2012 Proxy Statement, as the February 21, 2012 announcement of the new meeting date occurred less than 120 days before the May 24th meeting. Further, although the Company announced a revised meeting date, it did not then or subsequently announce a new deadline for shareholder proposals, nor did it announce a proposed date of distribution of proxy materials for such meeting.

Under Rule 14a-8(e)(2), the deadline is a "reasonable time before the company begins to print and send its proxy statement". According to the April Letter, the Company has not filed, nor has it begun to print, any proxy materials to date. This fact distinguishes this situation from that described in the Greyhound Lines, Inc. January 8, 1999 and the Jefferson-Pilot Corp. January 31, 2006 no-action letters cited in the April Letter, where in both cases preliminary proxy materials had been filed with the SEC (through a preliminary proxy statement and S-4, respectively) *before* the submission of the Proposal. We believe that, particularly looking at the circumstances of this matter (including as set forth below), that the Proposal request was made within a reasonable time.

The Company Waived its Ability to Exclude the Proposal as a Result of its March 26, 2012 letter to Mr. Chez-- As noted in Mr. Chez's Amendment No. 9 to Schedule 13D regarding the Company dated March 21, 2012, Mr. Chez sent a letter to Ms. Karen Dawes (co-Chairperson of the Board of Directors of the Company) indicating his intention to submit a shareholder proposal, and suggesting other items the Company should consider including in its proxy statement. Mr. McGivern, on behalf of the Company, responded with a letter dated March 26th, 2012 to Mr. Chez (a copy of which is attached), claiming that the letter was itself a Rule 14a-8 proposal, and then noting several procedural deficiencies regarding that purported proposal.

The March 26th letter did not indicate the Company's deadline for shareholders proposals (the Company never provided such a date). In the last full paragraph of Page 2 of that letter, however, the Company permitted Mr. Chez to remedy these procedural defects by submitting a revised proposal remedying the defects as described in the letter and as otherwise set forth in Rule 14a-8 within 14 days of that March 26th letter. We respectfully submit that Mr. Chez's April 2 proposal (which was made within 14 days of the March 26th letter), should serve as that revised proposal, and is therefore timely. Alternatively, the March 26th letter should permit Mr. Chez to reasonably infer that a proposal made within that 14 day period would be considered timely by the Company, and the Company should be estopped from now claiming an earlier due date for the Proposal based upon its conduct.

Pursuant to Section G.7 of Staff Legal Bulletin 14; Section F.3 of Staff Legal Bulletin No.14B and Section G of Staff Legal Bulletin 14C, please find attached copies of Mr. McGivern's March 26th letter, as well as my March 29, 2012 response to that letter. In accordance with Section C of Staff Legal Bulletin No. 14D, this letter and its attachments are being emailed to the Staff at shareholderproposals@sec.gov, in lieu of paper filings. Pursuant to Rule 14a-8(j) of the rules promulgated under the Exchange Act, we have concurrently sent a copy of this correspondence to the Company via telecopy and to Company's counsel via electronic mail.

Conclusion-- We believe that the positions set forth in this letter are consistent with relevant SEC rules and regulations, the equities of an admittedly unusual situation and the principles of access to proxy statements espoused by the SEC. We also believe that the Company has not met its burden under Rule 14a-8(g) of the rules promulgated under the Exchange Act to demonstrate that it is entitled to exclude the Proposal. We, therefore, respectfully request that the Staff inform the Company that the Proposal is not properly excludable from the 2012 Proxy Materials. If you have any questions, or if the Staff is unable to concur with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of any written response to the April Letter. Please do not hesitate to contact the undersigned at (312) 580-2233. Please transmit the response letter via facsimile to the Mr. Chez at ***FISMA & OMB Memorandum M-07-16*** with a copy to me at (312) 782-1998 or via e-mail to BFischer@ThompsonCoburn.com.

Respectfully submitted,

Barry Fischer, Esq.
Thompson Coburn LLP

BLF:cg
Enclosures (2)

CC: Ronald L. Chez (via telecopy)
Arthur McGivern, Esq. (via electronic mail)
Repligen Corporation, Corporate Secretary (via telecopy)

Exhibit D

Company's April 9 Response Letter

GOODWIN | PROCTER

Goodwin Procter LLP
Counselors at Law
Exchange Place
Boston, MA 02109

T: 617.570.1000
F: 617.523.1231
goodwinprocter.com

April 9, 2012

<u>**Via Electronic Mail**</u> **(shareholderproposals@sec.gov)**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: <u>Repligen Corporation – 2012 Annual Meeting: Response to April 9, 2012 Letter of Barry Fischer, Esq. Regarding Omission of Stockholder Proposal Submitted by Mr. Ronald L. Chez Pursuant to Rule 14a-8(e)(2)</u>

Ladies and Gentlemen:

We are writing on behalf of our client, Repligen Corporation, a Delaware corporation (the "Company"), in response to correspondence (the "Proponent's Letter") submitted to the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") on behalf of Ronald L. Chez (the "Proponent") regarding a request for no-action relief (the "No-Action Request") submitted by the Company on April 4, 2012 (the "No-Action Request"). The Proponent's Letter is attached as <u>Exhibit A</u> hereto and the No-Action Request is attached as <u>Exhibit B</u> hereto. The No-Action Request relates to a proposal (the "Proposal") regarding the adoption of an amendment to the Amended and Restated By-Laws of the Company which would lower the threshold necessary for calling a special meeting of stockholders to the holders of 20% of the voting shares of the Company. We respectfully reiterate our request in the No-Action Request that the Staff concur that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its definitive 2012 proxy statement and form of proxy (together, the "2012 Proxy Materials"), which the Company originally intended to file, print and commence mailing on April 11, 2012.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachments are being emailed to the Staff at <u>shareholderproposals@sec.gov</u>. Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we have concurrently sent a copy of this correspondence to the Proponent as notice of the Company's response to the Proponent's Letter.

Pursuant to Rule 14a-8(e)(2) of the Exchange Act, the Company based its No-Action Request on the fact that the Proposal was not received by the Company in a timely manner. The Proponent's Letter now asserts that: (i) the Proposal "has been submitted in a reasonable amount of time prior to the filing and printing of the Company's 2012 Proxy Statement;" and (ii) the Company in effect waived its ability to exclude the Proposal due to a March 26th letter written by the Company's legal counsel, "which permitted Mr. Chez 14 days to modify what it claimed to be a shareholder proposal purportedly made by him on March 21, 2012." The Company respectfully disagrees with both assertions.

I. The Proposal Was Submitted in Violation of Rule 14a-8(e)(2) of the Exchange Act

As discussed in greater detail in the No-Action Request, the Company believes that it may exclude the Proposal from the 2012 Proxy Materials because the Proposal was not submitted in a timely manner. In each of the following instances, the Company publicly announced matters related to its fiscal year-end change and/or the date of the Company's 2012 Annual Meeting which provided the Proponent with sufficient time to submit his proposal in a timely manner:

- As previously disclosed in a Current Report on Form 8-K, on December 15, 2011, the Board of Directors of the Company approved a change in the Company's fiscal year-end from March 31 to December 31. In an email exchange on February 9 and 10, 2012 between the Company's Chief Executive Officer and the Proponent regarding changes in the Company's reporting cycle, the Company's Chief Executive Officer separately confirmed the Company's change to a December 31 fiscal year end.

- On February 21, 2012, the Company included the following in a press release for an earnings call:

  "***Annual Meeting of Stockholders***

  Repligen's Annual Meeting of Stockholders will be held on Thursday, May 24, 2012 at Repligen's corporate headquarters in Waltham, MA."

- On March 15, 2012, the Company filed its Annual Report on Form 10-K which explicitly stated that the Company intended to file a proxy statement within 120 days of the Company's new fiscal year end.

Despite this ample notice, the Proponent submitted the Proposal to the Company only eight (8) days prior to the Company's planned filing and mailing of the 2012 Proxy Materials. Under these circumstances, the Proposal cannot be considered to have been submitted within a "reasonable time" in advance of the solicitation of proxies in connection with the 2012 Annual

Meeting of Stockholders and, therefore, the Proposal should be excluded from the 2012 Proxy Materials.

II. The March 26th Letter Written by the Company's Legal Counsel Did Not Waive the Company's Ability to Exclude the Proposal

On March 21, 2012, the Proponent submitted a shareholder proposal (the "March 21 Proposal") to the Company, a copy of which is attached as Exhibit C hereto. The March 21 Proposal requested that the Company include the following two proposals in its 2012 Proxy Materials: (i) a proposal that directors standing for election at the Company's annual meeting receive the approval of a majority of the votes cast at such meeting and adopting a policy that any director who did not receive such majority approval will resign from the Company's Board of Directors; and (ii) providing that holders of at least 33% of the voting shares of the Company be allowed to include director nominees in the Company's annual proxy materials. No portion of the March 21 Proposal referred to the substance of the Proposal or made any reference to changing the ability of the Company's stockholders to call a special meeting.

Within five calendar days of receiving the March 21 Proposal, rather than the 14 calendar days provided by Rule 14a-8(f), the Company submitted a response to the Proponent (the "Company's Response") highlighting procedural deficiencies contained in the March 21 Proposal that were curable. A copy of the Company's Response is attached as Exhibit D hereto. Simultaneously, the Company began to prepare a no-action request to the Commission based upon uncurable procedural and substantive deficiencies in the March 21 Proposal. On March 29, 2012, counsel for the Proponent submitted a letter to the Company withdrawing the March 21 Proposal (the "Withdrawal"). A copy of the Withdrawal is attached as Exhibit E hereto.

The Proponent's Letter alleges that the Company's Response waived the Company's ability to exclude the Proposal from its 2012 Proxy Materials. Rule 14a-8(f) of the Exchange Act provides that (emphasis added) "a company need not provide you such notice of a [procedural] deficiency if the deficiency cannot be remedied, *such as if you fail to submit a proposal by the company's properly determined deadline*." The Company determined that the March 21 Proposal was not submitted in a timely manner and the Company was preparing a no-action request to obtain the Staff's concurrence with such determination as well as concurrence with the Company's determination of substantive deficiencies. The Company respectfully submits to the Staff that any voluntary action to inform the Proponent of any of these deficiencies would have served no purpose. In any event, because the procedural deficiency of failing to submit the March 21 Proposal in a timely manner could not be cured, the Company was under no obligation to inform the Proponent of such deficiency in the Company's Response.

Moreover, the purpose of Rule 14a-8(e)(2) of the Exchange Act is to afford registrants reasonable time to consider a proposal without causing a significant delay in the distribution of proxy materials to its shareholders. The March 21 Proposal gave no indication that the Proponent planned to propose an amendment to the Amended and Restated By-Laws of the Company changing the ability of the Company's stockholders to call a special meeting. As the Proposal was received a mere eight days prior to the intended filing and mailing of the 2012 Proxy Materials, the Company was not given sufficient time to consider and evaluate the Proposal, which bore no similarities to the proposals contained in the March 21 Proposal.

III. CONCLUSION

Based on the foregoing and the discussion set forth in the No-Action Request, on behalf of the Company, we respectfully request the concurrence of the Staff that the Proposal may be excluded from the Company's 2012 Proxy Materials. Please do not hesitate to contact the undersigned at (617) 570-1971 if you have any questions or would like any additional information regarding the foregoing. Please transmit the response letter via facsimile to the Company at (781) 250-0115, with a copy to the undersigned at (617) 523-1231, and a hard copy to the Proponent at ***FISMA & OMB Memorandum M-07-16***

Respectfully submitted,

Arthur R. McGivern, Esq.

cc: Ronald L. Chez
Barry L. Fischer, counsel to Ronald L. Chez, *Thompson Coburn LLP*
Walter C. Herlihy, President and Chief Executive Officer, *Repligen Corporation*
Karen A. Dawes, Chairperson of the Board of Directors, *Repligen Corporation*
Joseph L. Johnson III, Esq., *Goodwin Procter LLP*

Exhibit A

Proponent's Letter

THOMPSON COBURN LLP

55 East Monroe Street
37th Floor
Chicago, Illinois 60603
312 346-7500
FAX 312-580-2201
www.thompsoncoburn.com

April 9, 2012

Via Electronic Mail (shareholderproposals@sec.goy)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Repligen Corporation - 2012 Annual Meeting: Response to April 4, 2012 letter of Arthur R. McGivern, Esq. of Goodwin Procter LLP regarding omission of Stockholder Proposal Submitted by Mr. Ronald L. Chez

Ladies and Gentlemen:

Our firm serves as counsel to Ronald L. Chez. On April 2, 2012, Mr. Chez submitted a shareholder proposal via telecopy and overnight courier, requesting the adoption of an amendment to the Amended and Restated By-Laws of Repligen Corporation (the "Company"), which would lower the threshold necessary for calling a special meeting of stockholders to the holders of 20% of the voting shares of the Company (the "Proposal"). On April 6th, Mr. Chez and I received via overnight courier from Mr. McGivern a copy of his letter to your office dated April 4th (the "April Letter") requesting your concurrence that the Proposal was excludable pursuant to Rule 14a-8(e)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Rule 14a-8(k) of the rules promulgated under the Exchange Act, we wish to respond to the April Letter.

We believe that the Proposal should be included in the Company's 2012 Proxy Statement either because:

(i) it has been submitted in a reasonable amount of time prior to the filing and printing of the Company's 2012 Proxy Statement; or

(ii) that the Company in effect waived its ability to exclude the Proposal due to a March 26th letter of Mr. McGivern to Mr. Chez, which permitted Mr. Chez 14 days to modify what it claimed to be a shareholder proposal purportedly made by him on March 21, 2012.

The Proposal is Reasonably Timely-- We wish to note that our proposal was submitted before the April 7th deadline set forth on page 40 of the Company's 2011 Proxy Statement (120 days before the anniversary of materials being sent to stockholders with respect to the 2011 meeting), and that, notwithstanding the fact that Mr. Chez participated in the earnings call referred to in the April Letter, he has no recollection that it was announced on that call that the date of the meeting was moved to May 24th. The Company's By-laws also do not contain an advanced notice requirement regarding shareholder proposals.

Furthermore, requests of the Company made by its shareholders regarding submission deadlines for a shareholder proposal went unanswered by the Company other than to refer them to the 2011 Proxy Statement. At no time did the Company ever publicly announce or provide Mr. Chez or his representatives (or, to our knowledge, any other party) with a deadline date for submission of shareholder proposals, even though (as more fully described below) the Company was on notice that Mr. Chez intended to submit such a proposal almost two weeks prior to doing so.

We believe that the Proposal can be reasonably included by the Company without significant delay in the distribution of proxy materials. We note that, using the standard that Mr. McGivern seems to suggest in the April Letter (in effect, that proposals would be due by at least 120 days before the revised meeting date), no shareholders proposal would be includable in the Company's 2012 Proxy Statement, as the February 21, 2012 announcement of the new meeting date occurred less than 120 days before the May 24th meeting. Further, although the Company announced a revised meeting date, it did not then or subsequently announce a new deadline for shareholder proposals, nor did it announce a proposed date of distribution of proxy materials for such meeting.

Under Rule 14a-8(e)(2), the deadline is a "reasonable time before the company begins to print and send its proxy statement". According to the April Letter, the Company has not filed, nor has it begun to print, any proxy materials to date. This fact distinguishes this situation from that described in the Greyhound Lines, Inc. January 8, 1999 and the Jefferson-Pilot Corp. January 31, 2006 no-action letters cited in the April Letter, where in both cases preliminary proxy materials had been filed with the SEC (through a preliminary proxy statement and S-4, respectively) *before* the submission of the Proposal. We believe that, particularly looking at the circumstances of this matter (including as set forth below), that the Proposal request was made within a reasonable time.

The Company Waived its Ability to Exclude the Proposal as a Result of its March 26, 2012 letter to Mr. Chez-- As noted in Mr. Chez's Amendment No. 9 to Schedule 13D regarding the Company dated March 21, 2012, Mr. Chez sent a letter to Ms. Karen Dawes (co-Chairperson of the Board of Directors of the Company) indicating his intention to submit a shareholder proposal, and suggesting other items the Company should consider including in its proxy statement. Mr. McGivern, on behalf of the Company, responded with a letter dated March 26th, 2012 to Mr. Chez (a copy of which is attached), claiming that the letter was itself a Rule 14a-8 proposal, and then noting several procedural deficiencies regarding that purported proposal.

The March 26th letter did not indicate the Company's deadline for shareholders proposals (the Company never provided such a date). In the last full paragraph of Page 2 of that letter, however, the Company permitted Mr. Chez to remedy these procedural defects by submitting a revised proposal remedying the defects as described in the letter and as otherwise set forth in Rule 14a-8 within 14 days of that March 26th letter. We respectfully submit that Mr. Chez's April 2 proposal (which was made within 14 days of the March 26th letter), should serve as that revised proposal, and is therefore timely. Alternatively, the March 26th letter should permit Mr. Chez to reasonably infer that a proposal made within that 14 day period would be considered timely by the Company, and the Company should be estopped from now claiming an earlier due date for the Proposal based upon its conduct.

Pursuant to Section G.7 of Staff Legal Bulletin 14; Section F.3 of Staff Legal Bulletin No.14B and Section G of Staff Legal Bulletin 14C, please find attached copies of Mr. McGivern's March 26th letter, as well as my March 29, 2012 response to that letter. In accordance with Section C of Staff Legal Bulletin No. 14D, this letter and its attachments are being emailed to the Staff at shareholderproposals@sec.gov, in lieu of paper filings. Pursuant to Rule 14a-8(j) of the rules promulgated under the Exchange Act, we have concurrently sent a copy of this correspondence to the Company via telecopy and to Company's counsel via electronic mail.

Conclusion-- We believe that the positions set forth in this letter are consistent with relevant SEC rules and regulations, the equities of an admittedly unusual situation and the principles of access to proxy statements espoused by the SEC. We also believe that the Company has not met its burden under Rule 14a-8(g) of the rules promulgated under the Exchange Act to demonstrate that it is entitled to exclude the Proposal. We, therefore, respectfully request that the Staff inform the Company that the Proposal is not properly excludable from the 2012 Proxy Materials. If you have any questions, or if the Staff is unable to concur with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of any written response to the April Letter. Please do not hesitate to contact the undersigned at (312) 580-2233. Please transmit the response letter via facsimile to the Mr. ***FISMA & OMB Memorandum with a copy to me at (312) 782-1998 or via e-mail to BFischer@ThompsonCoburn.com.

Respectfully submitted,

Barry Fischer, Esq.
Thompson Coburn LLP

BLF:cg
Enclosures (2)

CC: Ronald L. Chez (via telecopy)
Arthur McGivern, Esq. (via electronic mail)
Repligen Corporation, Corporate Secretary (via telecopy)

Exhibit B

No-Action Request

GOODWIN | PROCTER

Goodwin Procter LLP
Counselors at Law
Exchange Place
Boston, MA 02109

T 617 570 1000
F 617 523 1231
goodwinprocter.com

April 4, 2012

Via Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Repligen Corporation – 2012 Annual Meeting Omission of Stockholder Proposal Submitted by Mr. Ronald L. Chez Pursuant to Rule 14a-8(e)(2)**

Ladies and Gentlemen:

Our firm serves as counsel for Repligen Corporation, a Delaware corporation (the "Company"). The Company intends to file, print and commence mailing its definitive 2012 proxy statement and form of proxy (together, the "2012 Proxy Materials") on April 11, 2012. On March 1, 2012, the board of directors of the Company established April 9, 2012 as the record date for the Company's 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting"). The 2012 Annual Meeting will be held on May 24, 2012. Accordingly, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are submitting this letter on behalf of the Company to the Staff of the Division of Corporation Finance (the "Staff"). We would very much appreciate a response from the Staff on this no-action request as soon as reasonably practicable, so that the Company can meet its timetable for filing and distributing the 2012 Proxy Materials.

On April 3, 2012, the Company received a letter dated April 2, 2012 from Mr. Ronald L. Chez (the "Proponent") containing a stockholder proposal (the "Proposal") for inclusion in the 2012 Proxy Materials to be distributed by the Company in connection with the 2012 Annual Meeting. The Proposal and accompanying cover letter are attached hereto as Exhibit A. The Proposal proposes the adoption of an amendment to the Amended and Restated By-Laws of the Company which would lower the threshold necessary for calling a special meeting of stockholders to the holders of 20% of the voting shares of the Company. Subject to the Staff's response, the Company intends to exclude the Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(e)(2) of the Exchange Act, on the basis that the Proposal was not submitted to the Company a reasonable time before the Company will file, print and commence mailing the 2012 Proxy Materials to its stockholders on April 11, 2012. We hereby request the Staff's concurrence that the Company may exclude the Proposal and supporting statement pursuant to Rule 14a-8(e)(2) of the Exchange Act.

Rule 14a-8(j)(1) of the Exchange Act provides, "If the Company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80

calendar days before it files its definitive proxy statement and form of proxy with the Commission.... The Commission staff may permit the Company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the Company demonstrates good cause for missing the deadline." Because the Company did not receive the Proposal from the Proponent until April 3, 2012, the Company is submitting this letter fewer than 80 calendar days before it plans to file the 2012 Proxy Materials. Once the Company received the Proposal, it acted to prepare and submit this letter to the Staff in one (1) day. The Staff has consistently found "good cause" to waive the 80-day requirement where the untimely submission of a proposal prevented the company from satisfying the 80-day provision. *See* Staff Legal Bulletin No. 14B (September 15, 2004) (indicating that the "most common basis for the company's showing good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed"); *Bank of America*, SEC No-Act. (March 1, 2010); *Barnes & Noble, Inc.*, SEC No-Act. (June 3, 2008); *General Electric Co.*, SEC No-Act. (February 10, 2005) (each waiving the 80-day requirement when the proposal was received by the company after the 80-day submission deadline). Accordingly, we believe that the Company has "good cause" for its inability to meet the 80-day deadline and, for the reasons discussed above, we respectfully request that the Staff waive the 80-day requirement with respect to this submission.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachments are being emailed to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j) of the Exchange Act, we have concurrently sent a copy of this correspondence to the Proponent as notice of the Company's intent to exclude the Proposal from the 2012 Proxy Materials.

Rule 14a-8(k) of the Exchange Act and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Securities and Exchange Commission (the "Commission") or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, we hereby request that the Proponent concurrently furnish the undersigned with a copy of that correspondence on behalf of the Company pursuant to Rule 14a-8(k) of the Exchange Act and SLB 14D.

I. BACKGROUND

The Company's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") was held on September 27, 2011 and the proxy materials for the 2011 Annual Meeting were mailed to the Company's stockholders on or about August 5, 2011. As previously disclosed in a Current Report on Form 8-K, on December 15, 2011, the Board of Directors of the Company approved a change in the Company's fiscal year end from March 31 to December 31. As a result of this change, on February 21, 2012, the Company announced in a press release (the "Press Release") for an earnings call (the "Earnings Call"), a copy of which was filed on a Current Report on

Form 8-K, that the Company's 2012 Annual Meeting would be held on May 24, 2012. This date is more than 30 days from the date of the 2011 Annual Meeting.

The Proponent actively participated on the Earnings Call. The Company therefore believes the Proponent read the Press Release and accordingly was then well aware of the date of the 2012 Annual Meeting. Additionally, on March 15, 2012, the Company filed its Annual Report on Form 10-K which explicitly stated that the Company intended to file a proxy statement within 120 days of the Company's new fiscal year end. Despite the Proponent having received extensive notice of the 2012 Annual Meeting, the Proponent submitted the Proposal to the Company only eight (8) days prior to the Company's filing and mailing of the 2012 Proxy Materials.

II. ANALYSIS

The Company believes that it may exclude the Proposal from the 2012 Proxy Materials because the Proposal was not submitted in a timely manner. Rule 14a-8(e)(2) of the Exchange Act provides that if a company's annual meeting of stockholders "has been changed by more than 30 days from the date of the previous year's meeting, then the deadline [for submission of stockholder proposals] is a reasonable time before the company begins to print and mail its proxy materials." As described above in Section I of this letter, the Company's 2012 Annual Meeting will be held more than 30 days from the date of the previous year's meeting. Although Rule 14a-8(e)(2) does not define what constitutes a "reasonable time," it is noteworthy that Rule 14a-8(e)(2) requires that a proposal to be presented at an annual meeting held within 30 days from the date of the previous year's meeting be received by the registrant a minimum of 120 days in advance of the anniversary of mailing of proxy materials for the previous year's meeting.

In determining whether a proposal is made within a reasonable time, the fundamental consideration is whether the time of submission of the proposal affords the registrant reasonable time to consider the proposal without causing a significant delay in the distribution of proxy materials to its shareholders. *See* Greyhound Lines, Inc., SEC No-Act. (Jan. 8, 1999); Jefferson-Pilot Corp., SEC No-Act. (Jan. 31, 2006). The Company does not believe that it has received the Proposal within a "reasonable time." The Company intends to file, print and commence mailing its 2012 Proxy Materials on April 11, 2012. A stockholder proposal received on the eve of the mailing of the 2012 Proxy Materials should not be considered received in a "reasonable time" given that the 2012 Proxy Materials are nearly in final form and inclusion of the Proposal in the 2012 Proxy Materials will result in a significant delay in the Company's filing and mailing of the 2012 Proxy Materials.

The Proponent had ample notice regarding the date of the Company's 2012 Annual Meeting. The Proponent actively participated on the Earnings Call that was convened to discuss the Press Release which announced the date of the 2012 Annual Meeting. Nonetheless, the Proponent submitted the Proposal a mere eight (8) days prior to the Company's distribution of

the 2012 Proxy Materials. This does not provide the Company with adequate time to review and consider the Proposal without causing an excessive delay in the distribution of the 2012 Proxy Materials to the Company's stockholders. *See* Jefferson-Pilot Corp., SEC No-Act. (Jan. 31, 2006).

Given the Proponent's tardiness in submitting the Proposal until the Company was in the final stages of preparing to commence its proxy solicitation, the Company does not have a reasonable amount of time to consider the Proposal without causing a significant delay in printing and mailing the 2012 Proxy Materials. Under these circumstances, the Proposal cannot be considered to have been submitted within a "reasonable time" in advance of the solicitation of proxies in connection with the 2012 Annual Meeting and, therefore, the Proposal should be excluded from the 2012 Proxy Materials.

III. CONCLUSION

For the foregoing reasons, the Company respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if the Company excludes the Proposal from the 2012 Proxy Materials in reliance on Rule 14a-8(e)(2) of the Exchange Act. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (617) 570-1971. Please transmit the response letter via facsimile to the Company at (781) 250-0115, with a copy to the undersigned at (617) 523-1231, and a hard copy to the Proponent ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Respectfully submitted,

Arthur R. McGivern, Esq.

cc: Ronald L. Chez
Barry L. Fischer, counsel to Ronald L. Chez, *Thompson Coburn LLP*
Walter C. Herlihy, President and Chief Executive Officer, *Repligen Corporation*
Karen A. Dawes, Chairperson of the Board of Directors, *Repligen Corporation*
Joseph L. Johnson III, Esq., *Goodwin Procter LLP*

Exhibit A

The Proposal

Mr. Ronald L. Chez

FISMA & OMB Memorandum M-07-16

April 2, 2012

VIA FACSIMILE [(781) 250-0115] and OVERNIGHT COURIER
Repligen Corporation
Attention: Co-Chairpersons of the Board of Directors
41 Seyon Street
Building #1, Suite 100
Waltham, MA 02453

Ladies and Gentlemen:

Pursuant to Rule 14a-8 of the rules promulgated under the Securities and Exchange Act of 1934, as amended, please find, as Annex A to this letter, a shareholder proposal for inclusion in the 2012 Proxy Statement of Repligen Corporation.

Pursuant to Rule 14a-8(b), please be informed that, consistent with Amendment No. 9 to my Schedule 13D regarding Repligen, I, and/or Individual Retirement Accounts for my benefit currently own 2,815,631 shares of Repligen, which shares represent greater than $2,000 or 1% of Repligen's securities entitled to be voted on the proposal. Pursuant to Rule 14a-8(ii), please find attached copies of Amendments 2 through 9, inclusive, of Schedule 13D filed on my behalf confirming my ownership of such shares during such one year eligibility period.

Further, I state that I have held the required number of securities continuously for at least one year as of the date of this letter (the time I am submitting this shareholder proposal) and I intend to continue to hold such securities through the date of the meeting.

To the extent that you or any other party wishes to contact me regarding this proposal, please contact my attorney, Barry Fischer, at BFischer@thompsoncoburn.com or via facsimile at (312) 782-1998.

Very truly yours,

Ronald L. Chez

Annex A

Proposal Number __
Lowered Voting Threshold to Call Special Meetings of Shareholders

RESOLVED, that the first sentence of Article I, Section 3 of the Amended and Restated By-Laws of Repligen Corporation be amended and restated to read as follows:

> "Special meetings of the stockholders may be called at any time by the President, the Chairman or the Board of Directors; and shall be called by the Secretary or any officer upon the written request of one or more stockholders holding, in the aggregate, at least 20% of the outstanding shares of stock of the corporation entitled to vote at such meeting."

The purpose of this proposal is to lower the threshold necessary for calling a special meeting of shareholders to the holders of 20% of voting shares. Currently, no single shareholder holds more than 13.9% of the company's voting stock.

At present, calling a special stockholder meeting requires the consent of the holders of over 50% of Repligen's voting stock. Meanwhile, the Board of Directors, whose non-executive directors (according to Repligen's 2011 Proxy Statement) hold less than 3.5% of the company's outstanding stock (excluding options), can call a special stockholder meeting at any time.

Special meetings allow for increased shareholder involvement in important matters, including electing new directors. Shareholder participation in Repligen's affairs is also important as the company transitions from a drug development company to an operating company, including potential issues such as executive compensation criteria, stockholder ownership of Board members and officers, assuring that the composition of the Board is consistent with an operating company and other issues.

Without the ability for shareholders to call special meetings, directors and management can become insulated. Repligen's shareholders want to enhance the alignment of the Board's and management's interests with those of its shareholders, all in the interest of Repligen's performance and shareholder value. Approving this proposal will send a clear message to Repligen's directors that they must be accountable and responsive to Repligen's shareholders.

Many public companies have reduced their special meetings requirement from a majority requirement. Pfizer, AT&T Inc., PepsiCo, Inc., Caterpillar Inc., Honeywell International and other companies require only the holders of 20% or less of its stock to call a special meeting. This proposal topic won more than 60% support at CVS Caremark, Sprint Nextel, Safeway, Motorola and R.R. Donnelley.

Please vote yes on this proposal to help improve Repligen's corporate governance, director and officer accountability and financial performance that Repligen's shareholders deserve.

Exhibit C

March 21 Proposal

Annex A

March 20, 2012

VIA E-Mail

Karen Dawes

Repligen Corporation

Ms. Dawes:

I am writing in follow-up to my letter of March 5, 2012. I am disappointed that you have essentially ignored my concerns. You and the Board of Director's lack of response to that letter further illustrates the apparent disconnect between Repligen's Board of Directors and its shareholders, the actual owners of Repligen, to whom the Board has a responsibility.

Again, as I have repeatedly stated, I want to make sure that the voice of the shareholders of Repligen is represented at the Board level, and that Repligen's policies are modified in matters of compensation criteria, particularly the metrics regarding bonus awards, stockholder ownership of Board members and officers, composition of the Board to be more consistent with an operating company as opposed to a drug development company, etc. Your shareholders want to enhance the alignment of the Board's and management's interests with those of its shareholders, all in the interest of Repligen's performance and shareholder value.

Why do you find it appropriate to avoid giving me, on behalf of the shareholder's, the right to appoint two qualified directors to bring a fresh perspective to the Board? As you know, I have the backing of certain significant shareholders with millions of shares of ownership, in addition to the shares I own.

Despite your repeated statements that you would work cooperatively with me on these issues, I have seen a general lack of enthusiasm for actually working together constructively.

Please be informed that I intend to submit formal proposals for inclusion in Repligen's 2012 Proxy Statement to improve the accountability of the Board. In addition, I suggest that the Board consider including the following in its Proxy Statement for consideration as well:

> Requiring that the approval of a director requires a majority of the votes cast with respect to the election of re-election or directors of Repligen (as opposed to plurality voting), and adopting a policy requiring a director who does not acquire a majority to tender his or her resignation as a director.

> Providing for the holders of at least 3% of Repligen's voting stock, who held such securities for at least 3 years, the right to include as director nominees the greater of one director or 25% of Repligen's Board of Directors into Repligen's proxy materials for voting.

Your prompt attention will be appreciated.

Sincerely,

Ronald L. Chez

Exhibit D

Company's Response

GOODWIN | PROCTER

Goodwin Procter LLP
Counselors at Law
Exchange Place
Boston, MA 02109

T: 617.570.1000
F: 617.523.1231
goodwinprocter.com

March 26, 2012

By Federal Express and E-Mail

Mr. Ronald L. Chez
FISMA & OMB Memorandum M-07-16

Re: Repligen Corporation – Stockholder Proposals

Dear Mr. Chez:

I am writing on behalf of Repligen Corporation (the "Company"). On March 21, 2012, the Company received the stockholder proposals that you included within the letter filed as an annex to Amendment No. 8 to your Schedule 13D (the "Original Proposals") as well as the revised proposals that you submitted to correct a typographical error in the Original Proposals, which were included within the letter filed as an annex to Amendment No. 9 to your Schedule 13D (the "Revised Proposals," and collectively with the Original Proposals, the "Submission"). Karen Dawes, the Chairperson of the Company's board of directors, also received each of the letters containing the Original Proposals and the Revised proposals at her personal email address. A copy of your Submission is enclosed with this letter. This letter is being provided to notify you, pursuant to Rule 14a-8(f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of procedural and eligibility deficiencies in your Submission under Rule 14a-8 under the Exchange Act. We have enclosed a copy of Rule 14a-8 under the Exchange Act with this letter for your review.

First, pursuant to Rule 14a-8(b) under the Exchange Act, in order to be eligible to submit a stockholder proposal, you must have continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year by the date you submit the proposal. You must also continue to hold the required amount of securities through the date of the stockholder meeting. Because you are not a registered holder of the Company's common stock, you must prove your eligibility to the Company by submitting:

1. a written statement indicating that you intend to continue holding the required amount of securities through the date of the next stockholder meeting; <u>and either</u>
2. a written statement from the "record" holder of the securities (usually a broker or bank) verifying (a) that, at the time you submitted the proposal, you held at

least 1% or $2,000 in market value of shares of common stock of the Company and (b) that you continuously held such securities for at least one year preceding the date you submitted your proposal, up to and including the date of your proposal; or

3. (a) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and (b) your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

In connection with item 2 above, the record holder verifying your ownership of the securities must also be a DTC participant. If the DTC participant knows the record holder's holdings but does not know your holdings, two (2) proof of ownership statements containing the information described above must be submitted, one from the record holder confirming your ownership, and the other from the DTC participant confirming the record holder's ownership.

Second, under Rule 14a-8(c) under the Exchange Act, "each stockholder may submit no more than one proposal to a company for a particular stockholders' meeting." Your Submission contains two (2) separate and distinct proposals: the first relating to majority voting in director elections and the second pertaining to director nomination rights for holders of a specified percentage (33% in the Original Proposals and 3% in the Revised Proposals) of the Company's voting stock who have held such securities for at least three years. Accordingly, you must withdraw one (1) of the proposals contained in the Submission or amend your Submission to state only one (1) proposal.

Third, Staff Legal Bulletin No. 14 (July 13, 2001) and the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on July 29, 2011, provide that proposals must be received at the Company's principal executive offices, which are located at 41 Seyon Street, Building 1, Suite 100, Waltham, MA 02453. Your submission was sent to Karen Dawes, the Chairperson of the Company's board of directors, at her personal email address and not to the Company's principal executive offices. In order to cure this defect, you must submit a revised Submission to the Company's principal executive offices.

Because of the defects detailed above, you have not complied with the procedural requirements for submitting a stockholder proposal pursuant to Rule 14a-8 under the Exchange Act. In order to remedy these procedural defects, you must respond to this letter by submitting a revised proposal remedying the defects as described above and as detailed in the enclosed copy of Rule 14a-8. Such response must be postmarked, or transmitted electronically, no later than fourteen (14) calendar days from the date you receive this letter. Please send your response to 41 Seyon Street, Building 1, Suite 100, Waltham, MA 02453 (Attention: Secretary), or alternatively by facsimile to (781) 250-0115 (Attention: Secretary). If you fail to respond or your response does not cure the defects within this timeframe, the Company may exclude your proposal from its proxy materials.

Rule 14a-8 provides substantive criteria pursuant to which a company is permitted to exclude a stockholder's proposal from its proxy materials. This letter addresses only the procedural requirements for submitting your proposal and does not address or waive any of our substantive concerns.

Very truly yours,

Arthur McGivern, Esq.

Enclosures

cc: Barry L Fischer, counsel to Ronald Chez, *Thompson Coburn LLP*
Walter C. Herlihy, President and Chief Executive Officer, *Repligen Corporation*
Karen A. Dawes, Chairperson of the Board of Directors, *Repligen Corporation*
Joseph L. Johnson III, Esq., *Goodwin Procter LLP*

Exhibit E

Withdrawal

THOMPSON COBURN LLP

55 East Monroe Street
37th Floor
Chicago, Illinois 60603
312-346-7500
FAX 312-580-2201
www.thompsoncoburn.com

Barry L. Fischer
312-580-2233
FAX 312-782-1998
bfischer@thompsoncoburn.com

March 29, 2012

Via Federal Express and E Mail

Arthur McGivern, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109

Dear Mr. McGivern:

I am writing in response to your letter to my client, Mr. Ronald L. Chez, dated March 26, 2012. Your letter suggests that Mr. Chez's letter to Karen Dawes (Chairperson of the Board of Repligen Corporation) dated March 20, 2012 and received by Ms. Dawes on March 21 were 'stockholder proposals', as that term is used in Rule 14a-8 of the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, noting that the 'proposals' failed to meet several procedural requirements of Rule 14a-8, and notifying my client of a putative 14 day correction period called for under Rule 14a-8(f).

It would appear that you and your client misread Mr. Chez's March 20 letter to Ms. Dawes. The relevant portion of the letter reads as follows (with emphasis added):

> "Please be informed that I **intend to submit formal proposals** for inclusion in Repligen's 2012 Proxy Statement to improve the accountability of the Board. **In addition, I suggest that the Board consider including the** following in its Proxy Statement for consideration as well:
>
> - Requiring that the approval of a director requires a majority of the votes cast with respect to the election or re-election or directors of Repligen (as opposed to plurality voting), and adopting a policy requiring a director who does not acquire a majority to tender his or her resignation as a director.
>
> - Providing for the holders of at least 3% of Repligen's voting stock, who held such securities for at least 3 years, the right to include as director nominees the greater of one director or 25% of Repligen's Board of Directors into Repligen's proxy materials for voting."

What you have described as "proposals" (the two bulleted items above), are not a recommendation or requirement that Repligen or its Board take action which, separately, Mr. Chez intends to present at Repligen's shareholders meeting. Instead, they are, as stated in the letter, suggestions to the Board of topics that Repligen, *of its own volition*, may wish to include for a vote of its shareholders, in the interest of greater shareholder representation and corporate accountability. There is, to my knowledge, no restriction, under Rule 14a-8 or otherwise, that prevents my client from suggesting that the company submit such a topic to a vote of its shareholders, nor is there any restriction that would prevent Repligen from doing so in the interest of seeking the views of its shareholders with respect to these topics.

As noted in the March 20 letter, Mr. Chez currently intends to formally submit a shareholder's proposal—one that would regard a matter other than the majority approval of directors or the proxy access topics previously described. He did not submit a proposal as you claim in the March 20 letter. As no formal proposals have been forwarded to date, no correction period has commenced under Section 14a-8(f).

Be assured that Mr. Chez is aware of the various procedural and substantive requirements regarding shareholders proposals set forth in Rule 14a-8 and SEC Staff Legal Bulletins No. 14 through 14F, inclusive, and he intends to follow them if and when he submits a proposal.

Mr. Chez is frankly disappointed, but not surprised, by your rote response on behalf of Repligen to his correspondence with the Company. It would appear to Mr. Chez that Repligen has decided to ignore and, to a large extent, actively snub the voice of a long time champion of the Company, who has spent significant personal time and expense to find ways to maximize Repligen's value to its shareholders and to grow Repligen in its emerging role as an operating company, as opposed to a drug development company. Considering that Mr. Chez is the second largest stockholder in the company, and that he has discussed Repligen's status with a number of the larger shareholders of the company (many of whom feel the same way he does), he is, understandably, dismayed with the response. He sees this shareholder proposal process as inefficient and wasteful of the company's money and thus, indirectly, his own, but he is also resolute that, if this method and the other methods available to him under Delaware corporate law and U.S. Federal Securities law (or other law) are the only way that Repligen will allow him to provide any kind of constructive input, he will take such action.

On behalf of Mr. Chez, I suggest your client communicate with him in the spirit of cooperation that your client has previously stated would be beneficial for Repligen. As Mr. Chez has repeatedly and consistently noted, he wants nothing more than to see Repligen objectively evaluate its alternatives and strategy so as to achieve the best results for its shareholders. To this end, he feels that a constructive dialogue would be a far more productive use of all parties' time and money. Should Repligen fail to do that, however, Mr. Chez intends to pursue actions in the best interests of Repligen and its shareholders.

Please feel free to contact me should you have any questions regarding the foregoing. In response to your e-mail of yesterday, correspondence to Mr. Chez may be directed to Mr. Ronald L. Chez, **FISMA & OMB Memorandum M-07-16** (although this letter should obviate the need to send a copy of your March 26th letter to that address). Also, it appears that a copy of your letter was sent to me at my firm's St. Louis office. Please send any future correspondence to me at my firm's Chicago office (where I work) as the address set forth in this letter, as well as on the cover of the Schedule 13-D amendments referenced in your letter.

Sincerely,

Thompson Coburn LLP

Barry Fischer, Esq.

BLF:cg

CC: Ronald L. Chez
The Members of the Board of Directors of Repligen Corporation (via telecopy)

THOMPSON COBURN LLP

55 East Monroe Street
37th Floor
Chicago, Illinois 60603
312-346-7500
FAX 312-580-2201
www.thompsoncoburn.com

April 9, 2012

Via Electronic Mail (shareholderproposals@sec.goy)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Repligen Corporation - 2012 Annual Meeting: Response to April 4, 2012 letter of Arthur R. McGivern, Esq. of Goodwin Procter LLP regarding omission of Stockholder Proposal Submitted by Mr. Ronald L. Chez

Ladies and Gentlemen:

Our firm serves as counsel to Ronald L. Chez. On April 2, 2012, Mr. Chez submitted a shareholder proposal via telecopy and overnight courier, requesting the adoption of an amendment to the Amended and Restated By-Laws of Repligen Corporation (the "Company"), which would lower the threshold necessary for calling a special meeting of stockholders to the holders of 20% of the voting shares of the Company (the "Proposal"). On April 6th, Mr. Chez and I received via overnight courier from Mr. McGivern a copy of his letter to your office dated April 4th (the "April Letter") requesting your concurrence that the Proposal was excludable pursuant to Rule 14a-8(e)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Rule 14a-8(k) of the rules promulgated under the Exchange Act, we wish to respond to the April Letter.

We believe that the Proposal should be included in the Company's 2012 Proxy Statement either because:

(i) it has been submitted in a reasonable amount of time prior to the filing and printing of the Company's 2012 Proxy Statement; or

(ii) that the Company in effect waived its ability to exclude the Proposal due to a March 26th letter of Mr. McGivern to Mr. Chez, which permitted Mr. Chez 14 days to modify what it claimed to be a shareholder proposal purportedly made by him on March 21, 2012.

The Proposal is Reasonably Timely-- We wish to note that our proposal was submitted before the April 7th deadline set forth on page 40 of the Company's 2011 Proxy Statement (120 days before the anniversary of materials being sent to stockholders with respect to the 2011 meeting), and that, notwithstanding the fact that Mr. Chez participated in the earnings call referred to in the April Letter, he has no recollection that it was announced on that call that the date of the meeting was moved to May 24th. The Company's By-laws also do not contain an advanced notice requirement regarding shareholder proposals.

Furthermore, requests of the Company made by its shareholders regarding submission deadlines for a shareholder proposal went unanswered by the Company other than to refer them to the 2011 Proxy Statement. At no time did the Company ever publicly announce or provide Mr. Chez or his representatives (or, to our knowledge, any other party) with a deadline date for submission of shareholder proposals, even though (as more fully described below) the Company was on notice that Mr. Chez intended to submit such a proposal almost two weeks prior to doing so.

We believe that the Proposal can be reasonably included by the Company without significant delay in the distribution of proxy materials. We note that, using the standard that Mr. McGivern seems to suggest in the April Letter (in effect, that proposals would be due by at least 120 days before the revised meeting date), no shareholders proposal would be includable in the Company's 2012 Proxy Statement, as the February 21, 2012 announcement of the new meeting date occurred less than 120 days before the May 24th meeting. Further, although the Company announced a revised meeting date, it did not then or subsequently announce a new deadline for shareholder proposals, nor did it announce a proposed date of distribution of proxy materials for such meeting.

Under Rule 14a-8(e)(2), the deadline is a "reasonable time before the company begins to print and send its proxy statement". According to the April Letter, the Company has not filed, nor has it begun to print, any proxy materials to date. This fact distinguishes this situation from that described in the Greyhound Lines, Inc. January 8, 1999 and the Jefferson-Pilot Corp. January 31, 2006 no-action letters cited in the April Letter, where in both cases preliminary proxy materials had been filed with the SEC (through a preliminary proxy statement and S-4, respectively) *before* the submission of the Proposal. We believe that, particularly looking at the circumstances of this matter (including as set forth below), that the Proposal request was made within a reasonable time.

The Company Waived its Ability to Exclude the Proposal as a Result of its March 26, 2012 letter to Mr. Chez-- As noted in Mr. Chez's Amendment No. 9 to Schedule 13D regarding the Company dated March 21, 2012, Mr. Chez sent a letter to Ms. Karen Dawes (co-Chairperson of the Board of Directors of the Company) indicating his intention to submit a shareholder proposal, and suggesting other items the Company should consider including in its proxy statement. Mr. McGivern, on behalf of the Company, responded with a letter dated March 26th, 2012 to Mr. Chez (a copy of which is attached), claiming that the letter was itself a Rule 14a-8 proposal, and then noting several procedural deficiencies regarding that purported proposal.

The March 26th letter did not indicate the Company's deadline for shareholders proposals (the Company never provided such a date). In the last full paragraph of Page 2 of that letter, however, the Company permitted Mr. Chez to remedy these procedural defects by submitting a revised proposal remedying the defects as described in the letter and as otherwise set forth in Rule 14a-8 within 14 days of that March 26th letter. We respectfully submit that Mr. Chez's April 2 proposal (which was made within 14 days of the March 26th letter), should serve as that revised proposal, and is therefore timely. Alternatively, the March 26th letter should permit Mr. Chez to reasonably infer that a proposal made within that 14 day period would be considered timely by the Company, and the Company should be estopped from now claiming an earlier due date for the Proposal based upon its conduct.

Pursuant to Section G.7 of Staff Legal Bulletin 14; Section F.3 of Staff Legal Bulletin No.14B and Section G of Staff Legal Bulletin 14C, please find attached copies of Mr. McGivern's March 26th letter, as well as my March 29, 2012 response to that letter. In accordance with Section C of Staff Legal Bulletin No. 14D, this letter and its attachments are being emailed to the Staff at shareholderproposals@sec.gov, in lieu of paper filings. Pursuant to Rule 14a-8(j) of the rules promulgated under the Exchange Act, we have concurrently sent a copy of this correspondence to the Company via telecopy and to Company's counsel via electronic mail.

Conclusion-- We believe that the positions set forth in this letter are consistent with relevant SEC rules and regulations, the equities of an admittedly unusual situation and the principles of access to proxy statements espoused by the SEC. We also believe that the Company has not met its burden under Rule 14a-8(g) of the rules promulgated under the Exchange Act to demonstrate that it is entitled to exclude the Proposal. We, therefore, respectfully request that the Staff inform the Company that the Proposal is not properly excludable from the 2012 Proxy Materials. If you have any questions, or if the Staff is unable to concur with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of any written response to the April Letter. Please do not hesitate to contact the undersigned at (312) 580-2233. Please transmit the response letter via facsimile to the Mr. Chez at *** FISMA & OMB Memorandum M-07-16 *** with a copy to me at (312) 782-1998 or via e-mail to BFischer@ThompsonCoburn.com.

Respectfully submitted,

Barry Fischer, Esq.
Thompson Coburn LLP

BLF:cg
Enclosures (2)

CC: Ronald L. Chez (via telecopy)
Arthur McGivern, Esq. (via electronic mail)
Repligen Corporation, Corporate Secretary (via telecopy)

GOODWIN | PROCTER

Goodwin Procter LLP
Counselors at Law
Exchange Place
Boston, MA 02109

T: 617.570.1000
F: 617.523.1231
goodwinprocter.com

March 26, 2012

By Federal Express and E-Mail

Mr. Ronald L. Chez

FISMA & OMB Memorandum M-07-16

Re: Repligen Corporation – Stockholder Proposals

Dear Mr. Chez:

I am writing on behalf of Repligen Corporation (the "Company"). On March 21, 2012, the Company received the stockholder proposals that you included within the letter filed as an annex to Amendment No. 8 to your Schedule 13D (the "Original Proposals") as well as the revised proposals that you submitted to correct a typographical error in the Original Proposals, which were included within the letter filed as an annex to Amendment No. 9 to your Schedule 13D (the "Revised Proposals," and collectively with the Original Proposals, the "Submission"). Karen Dawes, the Chairperson of the Company's board of directors, also received each of the letters containing the Original Proposals and the Revised proposals at her personal email address. A copy of your Submission is enclosed with this letter. This letter is being provided to notify you, pursuant to Rule 14a-8(f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of procedural and eligibility deficiencies in your Submission under Rule 14a-8 under the Exchange Act. We have enclosed a copy of Rule 14a-8 under the Exchange Act with this letter for your review.

First, pursuant to Rule 14a-8(b) under the Exchange Act, in order to be eligible to submit a stockholder proposal, you must have continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year by the date you submit the proposal. You must also continue to hold the required amount of securities through the date of the stockholder meeting. Because you are not a registered holder of the Company's common stock, you must prove your eligibility to the Company by submitting:

1. a written statement indicating that you intend to continue holding the required amount of securities through the date of the next stockholder meeting; <u>and either</u>
2. a written statement from the "record" holder of the securities (usually a broker or bank) verifying (a) that, at the time you submitted the proposal, you held at

least 1% or $2,000 in market value of shares of common stock of the Company and (b) that you continuously held such securities for at least one year preceding the date you submitted your proposal, up to and including the date of your proposal; or

3. (a) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and (b) your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

In connection with item 2 above, the record holder verifying your ownership of the securities must also be a DTC participant. If the DTC participant knows the record holder's holdings but does not know your holdings, two (2) proof of ownership statements containing the information described above must be submitted, one from the record holder confirming your ownership, and the other from the DTC participant confirming the record holder's ownership.

Second, under Rule 14a-8(c) under the Exchange Act, "each stockholder may submit no more than one proposal to a company for a particular stockholders' meeting." Your Submission contains two (2) separate and distinct proposals: the first relating to majority voting in director elections and the second pertaining to director nomination rights for holders of a specified percentage (33% in the Original Proposals and 3% in the Revised Proposals) of the Company's voting stock who have held such securities for at least three years. Accordingly, you must withdraw one (1) of the proposals contained in the Submission or amend your Submission to state only one (1) proposal.

Third, Staff Legal Bulletin No. 14 (July 13, 2001) and the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on July 29, 2011, provide that proposals must be received at the Company's principal executive offices, which are located at 41 Seyon Street, Building 1, Suite 100, Waltham, MA 02453. Your submission was sent to Karen Dawes, the Chairperson of the Company's board of directors, at her personal email address and not to the Company's principal executive offices. In order to cure this defect, you must submit a revised Submission to the Company's principal executive offices.

Because of the defects detailed above, you have not complied with the procedural requirements for submitting a stockholder proposal pursuant to Rule 14a-8 under the Exchange Act. In order to remedy these procedural defects, you must respond to this letter by submitting a revised proposal remedying the defects as described above and as detailed in the enclosed copy of Rule 14a-8. Such response must be postmarked, or transmitted electronically, no later than fourteen (14) calendar days from the date you receive this letter. Please send your response to 41 Seyon Street, Building 1, Suite 100, Waltham, MA 02453 (Attention: Secretary), or alternatively by facsimile to (781) 250-0115 (Attention: Secretary). If you fail to respond or your response does not cure the defects within this timeframe, the Company may exclude your proposal from its proxy materials.

Rule 14a-8 provides substantive criteria pursuant to which a company is permitted to exclude a stockholder's proposal from its proxy materials. This letter addresses only the procedural requirements for submitting your proposal and does not address or waive any of our substantive concerns.

Very truly yours,

Arthur McGivern, Esq.

Enclosures

cc: Barry L Fischer, counsel to Ronald Chez, *Thompson Coburn LLP*
Walter C. Herlihy, President and Chief Executive Officer, *Repligen Corporation*
Karen A. Dawes, Chairperson of the Board of Directors, *Repligen Corporation*
Joseph L. Johnson III, Esq., *Goodwin Procter LLP*

THOMPSON COBURN LLP

55 East Monroe Street
37th Floor
Chicago, Illinois 60603
312-346-7500
FAX 312-580-2201
www.thompsoncoburn.com

Barry L. Fischer
312-580-2233
FAX 312-782-1998
bfischer@thompsoncoburn.com

March 29, 2012

Via Federal Express and E Mail

Arthur McGivern, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109

Dear Mr. McGivern:

I am writing in response to your letter to my client, Mr. Ronald L. Chez, dated March 26, 2012. Your letter suggests that Mr. Chez's letter to Karen Dawes (Chairperson of the Board of Repligen Corporation) dated March 20, 2012 and received by Ms. Dawes on March 21 were 'stockholder proposals', as that term is used in Rule 14a-8 of the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, noting that the 'proposals' failed to meet several procedural requirements of Rule 14a-8, and notifying my client of a putative 14 day correction period called for under Rule 14a-8(f).

It would appear that you and your client misread Mr. Chez's March 20 letter to Ms. Dawes. The relevant portion of the letter reads as follows (with emphasis added):

> "Please be informed that I **intend to submit formal proposals** for inclusion in Repligen's 2012 Proxy Statement to improve the accountability of the Board. **In addition, I suggest that the Board consider including the** following in its Proxy Statement for consideration as well:
>
> - Requiring that the approval of a director requires a majority of the votes cast with respect to the election or re-election or directors of Repligen (as opposed to plurality voting), and adopting a policy requiring a director who does not acquire a majority to tender his or her resignation as a director.
>
> - Providing for the holders of at least 3% of Repligen's voting stock, who held such securities for at least 3 years, the right to include as director nominees the greater of one director or 25% of Repligen's Board of Directors into Repligen's proxy materials for voting."

What you have described as "proposals" (the two bulleted items above), are not a recommendation or requirement that Repligen or its Board take action which, separately, Mr. Chez intends to present at Repligen's shareholders meeting. Instead, they are, as stated in the letter, suggestions to the Board of topics that Repligen, *of its own volition*, may wish to include for a vote of its shareholders, in the interest of greater shareholder representation and corporate accountability. There is, to my knowledge, no restriction, under Rule 14a-8 or otherwise, that prevents my client from suggesting that the company submit such a topic to a vote of its shareholders, nor is there any restriction that would prevent Repligen from doing so in the interest of seeking the views of its shareholders with respect to these topics.

As noted in the March 20 letter, Mr. Chez currently intends to formally submit a shareholder's proposal—one that would regard a matter other than the majority approval of directors or the proxy access topics previously described. He did not submit a proposal as you claim in the March 20 letter. As no formal proposals have been forwarded to date, no correction period has commenced under Section 14a-8(f).

Be assured that Mr. Chez is aware of the various procedural and substantive requirements regarding shareholders proposals set forth in Rule 14a-8 and SEC Staff Legal Bulletins No. 14 through 14F, inclusive, and he intends to follow them if and when he submits a proposal.

Mr. Chez is frankly disappointed, but not surprised, by your rote response on behalf of Repligen to his correspondence with the Company. It would appear to Mr. Chez that Repligen has decided to ignore and, to a large extent, actively snub the voice of a long time champion of the Company, who has spent significant personal time and expense to find ways to maximize Repligen's value to its shareholders and to grow Repligen in its emerging role as an operating company, as opposed to a drug development company. Considering that Mr. Chez is the second largest stockholder in the company, and that he has discussed Repligen's status with a number of the larger shareholders of the company (many of whom feel the same way he does), he is, understandably, dismayed with the response. He sees this shareholder proposal process as inefficient and wasteful of the company's money and thus, indirectly, his own, but he is also resolute that, if this method and the other methods available to him under Delaware corporate law and U.S. Federal Securities law (or other law) are the only way that Repligen will allow him to provide any kind of constructive input, he will take such action.

On behalf of Mr. Chez, I suggest your client communicate with him in the spirit of cooperation that your client has previously stated would be beneficial for Repligen. As Mr. Chez has repeatedly and consistently noted, he wants nothing more than to see Repligen objectively evaluate its alternatives and strategy so as to achieve the best results for its shareholders. To this end, he feels that a constructive dialogue would be a far more productive use of all parties' time and money. Should Repligen fail to do that, however, Mr. Chez intends to pursue actions in the best interests of Repligen and its shareholders.

Please feel free to contact me should you have any questions regarding the foregoing. In response to your e-mail of yesterday, correspondence to Mr. Chez may be directed to Mr. Ronald L. Chez, ***FISMA & OMB Memorandum M-07-16*** (although this letter should obviate the need to send a copy of your March 26th letter to that address). Also, it appears that a copy of your letter was sent to me at my firm's St. Louis office. Please send any future correspondence to me at my firm's Chicago office (where I work) as the address set forth in this letter, as well as on the cover of the Schedule 13-D amendments referenced in your letter.

Sincerely,

Thompson Coburn LLP

Barry Fischer, Esq.

BLF:cg

CC: Ronald L. Chez
The Members of the Board of Directors of Repligen Corporation (via telecopy)

GOODWIN | PROCTER

Goodwin Procter LLP
Counselors at Law
Exchange Place
Boston, MA 02109

T: 617.570.1000
F: 617.523.1231
goodwinprocter.com

April 9, 2012

Via Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Repligen Corporation – 2012 Annual Meeting: Response to April 9, 2012 Letter of Barry Fischer, Esq. Regarding Omission of Stockholder Proposal Submitted by Mr. Ronald L. Chez Pursuant to Rule 14a-8(e)(2)

Ladies and Gentlemen:

We are writing on behalf of our client, Repligen Corporation, a Delaware corporation (the "Company"), in response to correspondence (the "Proponent's Letter") submitted to the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") on behalf of Ronald L. Chez (the "Proponent") regarding a request for no-action relief (the "No-Action Request") submitted by the Company on April 4, 2012 (the "No-Action Request"). The Proponent's Letter is attached as Exhibit A hereto and the No-Action Request is attached as Exhibit B hereto. The No-Action Request relates to a proposal (the "Proposal") regarding the adoption of an amendment to the Amended and Restated By-Laws of the Company which would lower the threshold necessary for calling a special meeting of stockholders to the holders of 20% of the voting shares of the Company. We respectfully reiterate our request in the No-Action Request that the Staff concur that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its definitive 2012 proxy statement and form of proxy (together, the "2012 Proxy Materials"), which the Company originally intended to file, print and commence mailing on April 11, 2012.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachments are being emailed to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we have concurrently sent a copy of this correspondence to the Proponent as notice of the Company's response to the Proponent's Letter.

Pursuant to Rule 14a-8(e)(2) of the Exchange Act, the Company based its No-Action Request on the fact that the Proposal was not received by the Company in a timely manner. The Proponent's Letter now asserts that: (i) the Proposal "has been submitted in a reasonable amount of time prior to the filing and printing of the Company's 2012 Proxy Statement;" and (ii) the Company in effect waived its ability to exclude the Proposal due to a March 26th letter written by the Company's legal counsel, "which permitted Mr. Chez 14 days to modify what it claimed to be a shareholder proposal purportedly made by him on March 21, 2012." The Company respectfully disagrees with both assertions.

I. The Proposal Was Submitted in Violation of Rule 14a-8(e)(2) of the Exchange Act

As discussed in greater detail in the No-Action Request, the Company believes that it may exclude the Proposal from the 2012 Proxy Materials because the Proposal was not submitted in a timely manner. In each of the following instances, the Company publicly announced matters related to its fiscal year-end change and/or the date of the Company's 2012 Annual Meeting which provided the Proponent with sufficient time to submit his proposal in a timely manner:

- As previously disclosed in a Current Report on Form 8-K, on December 15, 2011, the Board of Directors of the Company approved a change in the Company's fiscal year-end from March 31 to December 31. In an email exchange on February 9 and 10, 2012 between the Company's Chief Executive Officer and the Proponent regarding changes in the Company's reporting cycle, the Company's Chief Executive Officer separately confirmed the Company's change to a December 31 fiscal year end.

- On February 21, 2012, the Company included the following in a press release for an earnings call:

  "***Annual Meeting of Stockholders***

  Repligen's Annual Meeting of Stockholders will be held on Thursday, May 24, 2012 at Repligen's corporate headquarters in Waltham, MA."

- On March 15, 2012, the Company filed its Annual Report on Form 10-K which explicitly stated that the Company intended to file a proxy statement within 120 days of the Company's new fiscal year end.

Despite this ample notice, the Proponent submitted the Proposal to the Company only eight (8) days prior to the Company's planned filing and mailing of the 2012 Proxy Materials. Under these circumstances, the Proposal cannot be considered to have been submitted within a "reasonable time" in advance of the solicitation of proxies in connection with the 2012 Annual

Meeting of Stockholders and, therefore, the Proposal should be excluded from the 2012 Proxy Materials.

II. The March 26th Letter Written by the Company's Legal Counsel Did Not Waive the Company's Ability to Exclude the Proposal

On March 21, 2012, the Proponent submitted a shareholder proposal (the "March 21 Proposal") to the Company, a copy of which is attached as Exhibit C hereto. The March 21 Proposal requested that the Company include the following two proposals in its 2012 Proxy Materials: (i) a proposal that directors standing for election at the Company's annual meeting receive the approval of a majority of the votes cast at such meeting and adopting a policy that any director who did not receive such majority approval will resign from the Company's Board of Directors; and (ii) providing that holders of at least 33% of the voting shares of the Company be allowed to include director nominees in the Company's annual proxy materials. No portion of the March 21 Proposal referred to the substance of the Proposal or made any reference to changing the ability of the Company's stockholders to call a special meeting.

Within five calendar days of receiving the March 21 Proposal, rather than the 14 calendar days provided by Rule 14a-8(f), the Company submitted a response to the Proponent (the "Company's Response") highlighting procedural deficiencies contained in the March 21 Proposal that were curable. A copy of the Company's Response is attached as Exhibit D hereto. Simultaneously, the Company began to prepare a no-action request to the Commission based upon uncurable procedural and substantive deficiencies in the March 21 Proposal. On March 29, 2012, counsel for the Proponent submitted a letter to the Company withdrawing the March 21 Proposal (the "Withdrawal"). A copy of the Withdrawal is attached as Exhibit E hereto.

The Proponent's Letter alleges that the Company's Response waived the Company's ability to exclude the Proposal from its 2012 Proxy Materials. Rule 14a-8(f) of the Exchange Act provides that (emphasis added) "a company need not provide you such notice of a [procedural] deficiency if the deficiency cannot be remedied, *such as if you fail to submit a proposal by the company's properly determined deadline*." The Company determined that the March 21 Proposal was not submitted in a timely manner and the Company was preparing a no-action request to obtain the Staff's concurrence with such determination as well as concurrence with the Company's determination of substantive deficiencies. The Company respectfully submits to the Staff that any voluntary action to inform the Proponent of any of these deficiencies would have served no purpose. In any event, because the procedural deficiency of failing to submit the March 21 Proposal in a timely manner could not be cured, the Company was under no obligation to inform the Proponent of such deficiency in the Company's Response.

Moreover, the purpose of Rule 14a-8(e)(2) of the Exchange Act is to afford registrants reasonable time to consider a proposal without causing a significant delay in the distribution of proxy materials to its shareholders. The March 21 Proposal gave no indication that the Proponent planned to propose an amendment to the Amended and Restated By-Laws of the Company changing the ability of the Company's stockholders to call a special meeting. As the Proposal was received a mere eight days prior to the intended filing and mailing of the 2012 Proxy Materials, the Company was not given sufficient time to consider and evaluate the Proposal, which bore no similarities to the proposals contained in the March 21 Proposal.

III. CONCLUSION

Based on the foregoing and the discussion set forth in the No-Action Request, on behalf of the Company, we respectfully request the concurrence of the Staff that the Proposal may be excluded from the Company's 2012 Proxy Materials. Please do not hesitate to contact the undersigned at (617) 570-1971 if you have any questions or would like any additional information regarding the foregoing. Please transmit the response letter via facsimile to the Company at (781) 250-0115, with a copy to the undersigned at (617) 523-1231, and a hard copy to the Proponent at ***FISMA & OMB Memorandum M-07-16***

Respectfully submitted,

Arthur R. McGivern, Esq.

cc: Ronald L. Chez
Barry L. Fischer, counsel to Ronald L. Chez, *Thompson Coburn LLP*
Walter C. Herlihy, President and Chief Executive Officer, *Repligen Corporation*
Karen A. Dawes, Chairperson of the Board of Directors, *Repligen Corporation*
Joseph L. Johnson III, Esq., *Goodwin Procter LLP*

Exhibit A

Proponent's Letter

THOMPSON COBURN LLP

55 East Monroe Street
37th Floor
Chicago, Illinois 60603
312-346-7500
FAX 312-580-2201
www.thompsoncoburn.com

April 9, 2012

Via Electronic Mail (shareholderproposals@sec.goy)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Repligen Corporation - 2012 Annual Meeting: Response to April 4, 2012 letter of Arthur R. McGivern, Esq. of Goodwin Procter LLP regarding omission of Stockholder Proposal Submitted by Mr. Ronald L. Chez

Ladies and Gentlemen:

Our firm serves as counsel to Ronald L. Chez. On April 2, 2012, Mr. Chez submitted a shareholder proposal via telecopy and overnight courier, requesting the adoption of an amendment to the Amended and Restated By-Laws of Repligen Corporation (the "Company"), which would lower the threshold necessary for calling a special meeting of stockholders to the holders of 20% of the voting shares of the Company (the "Proposal"). On April 6th, Mr. Chez and I received via overnight courier from Mr. McGivern a copy of his letter to your office dated April 4th (the "April Letter") requesting your concurrence that the Proposal was excludable pursuant to Rule 14a-8(e)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Rule 14a-8(k) of the rules promulgated under the Exchange Act, we wish to respond to the April Letter.

We believe that the Proposal should be included in the Company's 2012 Proxy Statement either because:

(i) it has been submitted in a reasonable amount of time prior to the filing and printing of the Company's 2012 Proxy Statement; or

(ii) that the Company in effect waived its ability to exclude the Proposal due to a March 26th letter of Mr. McGivern to Mr. Chez, which permitted Mr. Chez 14 days to modify what it claimed to be a shareholder proposal purportedly made by him on March 21, 2012.

The Proposal is Reasonably Timely-- We wish to note that our proposal was submitted before the April 7th deadline set forth on page 40 of the Company's 2011 Proxy Statement (120 days before the anniversary of materials being sent to stockholders with respect to the 2011 meeting), and that, notwithstanding the fact that Mr. Chez participated in the earnings call referred to in the April Letter, he has no recollection that it was announced on that call that the date of the meeting was moved to May 24th. The Company's By-laws also do not contain an advanced notice requirement regarding shareholder proposals.

Furthermore, requests of the Company made by its shareholders regarding submission deadlines for a shareholder proposal went unanswered by the Company other than to refer them to the 2011 Proxy Statement. At no time did the Company ever publicly announce or provide Mr. Chez or his representatives (or, to our knowledge, any other party) with a deadline date for submission of shareholder proposals, even though (as more fully described below) the Company was on notice that Mr. Chez intended to submit such a proposal almost two weeks prior to doing so.

We believe that the Proposal can be reasonably included by the Company without significant delay in the distribution of proxy materials. We note that, using the standard that Mr. McGivern seems to suggest in the April Letter (in effect, that proposals would be due by at least 120 days before the revised meeting date), no shareholders proposal would be includable in the Company's 2012 Proxy Statement, as the February 21, 2012 announcement of the new meeting date occurred less than 120 days before the May 24th meeting. Further, although the Company announced a revised meeting date, it did not then or subsequently announce a new deadline for shareholder proposals, nor did it announce a proposed date of distribution of proxy materials for such meeting.

Under Rule 14a-8(e)(2), the deadline is a "reasonable time before the company begins to print and send its proxy statement". According to the April Letter, the Company has not filed, nor has it begun to print, any proxy materials to date. This fact distinguishes this situation from that described in the Greyhound Lines, Inc. January 8, 1999 and the Jefferson-Pilot Corp. January 31, 2006 no-action letters cited in the April Letter, where in both cases preliminary proxy materials had been filed with the SEC (through a preliminary proxy statement and S-4, respectively) *before* the submission of the Proposal. We believe that, particularly looking at the circumstances of this matter (including as set forth below), that the Proposal request was made within a reasonable time.

The Company Waived its Ability to Exclude the Proposal as a Result of its March 26, 2012 letter to Mr. Chez-- As noted in Mr. Chez's Amendment No. 9 to Schedule 13D regarding the Company dated March 21, 2012, Mr. Chez sent a letter to Ms. Karen Dawes (co-Chairperson of the Board of Directors of the Company) indicating his intention to submit a shareholder proposal, and suggesting other items the Company should consider including in its proxy statement. Mr. McGivern, on behalf of the Company, responded with a letter dated March 26th, 2012 to Mr. Chez (a copy of which is attached), claiming that the letter was itself a Rule 14a-8 proposal, and then noting several procedural deficiencies regarding that purported proposal.

The March 26th letter did not indicate the Company's deadline for shareholders proposals (the Company never provided such a date). In the last full paragraph of Page 2 of that letter, however, the Company permitted Mr. Chez to remedy these procedural defects by submitting a revised proposal remedying the defects as described in the letter and as otherwise set forth in Rule 14a-8 within 14 days of that March 26th letter. We respectfully submit that Mr. Chez's April 2 proposal (which was made within 14 days of the March 26th letter), should serve as that revised proposal, and is therefore timely. Alternatively, the March 26th letter should permit Mr. Chez to reasonably infer that a proposal made within that 14 day period would be considered timely by the Company, and the Company should be estopped from now claiming an earlier due date for the Proposal based upon its conduct.

Pursuant to Section G.7 of Staff Legal Bulletin 14; Section F.3 of Staff Legal Bulletin No.14B and Section G of Staff Legal Bulletin 14C, please find attached copies of Mr. McGivern's March 26th letter, as well as my March 29, 2012 response to that letter. In accordance with Section C of Staff Legal Bulletin No. 14D, this letter and its attachments are being emailed to the Staff at shareholderproposals@sec.gov, in lieu of paper filings. Pursuant to Rule 14a-8(j) of the rules promulgated under the Exchange Act, we have concurrently sent a copy of this correspondence to the Company via telecopy and to Company's counsel via electronic mail.

Conclusion-- We believe that the positions set forth in this letter are consistent with relevant SEC rules and regulations, the equities of an admittedly unusual situation and the principles of access to proxy statements espoused by the SEC. We also believe that the Company has not met its burden under Rule 14a-8(g) of the rules promulgated under the Exchange Act to demonstrate that it is entitled to exclude the Proposal. We, therefore, respectfully request that the Staff inform the Company that the Proposal is not properly excludable from the 2012 Proxy Materials. If you have any questions, or if the Staff is unable to concur with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of any written response to the April Letter. Please do not hesitate to contact the undersigned at (312) 580-2233. Please transmit the response letter via facsimile to the Mr. Chez at ***FISMA & OMB Memorandum M-07-16*** with a copy to me at (312) 782-1998 or via e-mail to BFischer@ThompsonCoburn.com.

Respectfully submitted,

Barry Fischer, Esq.
Thompson Coburn LLP

BLF:cg
Enclosures (2)

CC: Ronald L. Chez (via telecopy)
Arthur McGivern, Esq. (via electronic mail)
Repligen Corporation, Corporate Secretary (via telecopy)

Exhibit B

No-Action Request

GOODWIN | PROCTER

Goodwin Procter LLP
Counselors at Law
Exchange Place
Boston, MA 02109

T: 617.570.1000
F: 617.523.1231
goodwinprocter.com

April 4, 2012

Via Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Repligen Corporation – 2012 Annual Meeting Omission of Stockholder Proposal Submitted by Mr. Ronald L. Chez Pursuant to Rule 14a-8(e)(2)

Ladies and Gentlemen:

Our firm serves as counsel for Repligen Corporation, a Delaware corporation (the "Company"). The Company intends to file, print and commence mailing its definitive 2012 proxy statement and form of proxy (together, the "2012 Proxy Materials") on April 11, 2012. On March 1, 2012, the board of directors of the Company established April 9, 2012 as the record date for the Company's 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting"). The 2012 Annual Meeting will be held on May 24, 2012. Accordingly, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are submitting this letter on behalf of the Company to the Staff of the Division of Corporation Finance (the "Staff"). We would very much appreciate a response from the Staff on this no-action request as soon as reasonably practicable, so that the Company can meet its timetable for filing and distributing the 2012 Proxy Materials.

On April 3, 2012, the Company received a letter dated April 2, 2012 from Mr. Ronald L. Chez (the "Proponent") containing a stockholder proposal (the "Proposal") for inclusion in the 2012 Proxy Materials to be distributed by the Company in connection with the 2012 Annual Meeting. The Proposal and accompanying cover letter are attached hereto as Exhibit A. The Proposal proposes the adoption of an amendment to the Amended and Restated By-Laws of the Company which would lower the threshold necessary for calling a special meeting of stockholders to the holders of 20% of the voting shares of the Company. Subject to the Staff's response, the Company intends to exclude the Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(e)(2) of the Exchange Act, on the basis that the Proposal was not submitted to the Company a reasonable time before the Company will file, print and commence mailing the 2012 Proxy Materials to its stockholders on April 11, 2012. We hereby request the Staff's concurrence that the Company may exclude the Proposal and supporting statement pursuant to Rule 14a-8(e)(2) of the Exchange Act.

Rule 14a-8(j)(1) of the Exchange Act provides, "If the Company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80

calendar days before it files its definitive proxy statement and form of proxy with the Commission.... The Commission staff may permit the Company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the Company demonstrates good cause for missing the deadline." Because the Company did not receive the Proposal from the Proponent until April 3, 2012, the Company is submitting this letter fewer than 80 calendar days before it plans to file the 2012 Proxy Materials. Once the Company received the Proposal, it acted to prepare and submit this letter to the Staff in one (1) day. The Staff has consistently found "good cause" to waive the 80-day requirement where the untimely submission of a proposal prevented the company from satisfying the 80-day provision. *See* Staff Legal Bulletin No. 14B (September 15, 2004) (indicating that the "most common basis for the company's showing good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed"); *Bank of America*, SEC No-Act. (March 1, 2010); *Barnes & Noble, Inc.*, SEC No-Act. (June 3, 2008); *General Electric Co.*, SEC No-Act. (February 10, 2005) (each waiving the 80-day requirement when the proposal was received by the company after the 80-day submission deadline). Accordingly, we believe that the Company has "good cause" for its inability to meet the 80-day deadline and, for the reasons discussed above, we respectfully request that the Staff waive the 80-day requirement with respect to this submission.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachments are being emailed to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j) of the Exchange Act, we have concurrently sent a copy of this correspondence to the Proponent as notice of the Company's intent to exclude the Proposal from the 2012 Proxy Materials.

Rule 14a-8(k) of the Exchange Act and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Securities and Exchange Commission (the "Commission") or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, we hereby request that the Proponent concurrently furnish the undersigned with a copy of that correspondence on behalf of the Company pursuant to Rule 14a-8(k) of the Exchange Act and SLB 14D.

I. BACKGROUND

The Company's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") was held on September 27, 2011 and the proxy materials for the 2011 Annual Meeting were mailed to the Company's stockholders on or about August 5, 2011. As previously disclosed in a Current Report on Form 8-K, on December 15, 2011, the Board of Directors of the Company approved a change in the Company's fiscal year end from March 31 to December 31. As a result of this change, on February 21, 2012, the Company announced in a press release (the "Press Release") for an earnings call (the "Earnings Call"), a copy of which was filed on a Current Report on

Form 8-K, that the Company's 2012 Annual Meeting would be held on May 24, 2012. This date is more than 30 days from the date of the 2011 Annual Meeting.

The Proponent actively participated on the Earnings Call. The Company therefore believes the Proponent read the Press Release and accordingly was then well aware of the date of the 2012 Annual Meeting. Additionally, on March 15, 2012, the Company filed its Annual Report on Form 10-K which explicitly stated that the Company intended to file a proxy statement within 120 days of the Company's new fiscal year end. Despite the Proponent having received extensive notice of the 2012 Annual Meeting, the Proponent submitted the Proposal to the Company only eight (8) days prior to the Company's filing and mailing of the 2012 Proxy Materials.

II. ANALYSIS

The Company believes that it may exclude the Proposal from the 2012 Proxy Materials because the Proposal was not submitted in a timely manner. Rule 14a-8(e)(2) of the Exchange Act provides that if a company's annual meeting of stockholders "has been changed by more than 30 days from the date of the previous year's meeting, then the deadline [for submission of stockholder proposals] is a reasonable time before the company begins to print and mail its proxy materials." As described above in Section I of this letter, the Company's 2012 Annual Meeting will be held more than 30 days from the date of the previous year's meeting. Although Rule 14a-8(e)(2) does not define what constitutes a "reasonable time," it is noteworthy that Rule 14a-8(e)(2) requires that a proposal to be presented at an annual meeting held within 30 days from the date of the previous year's meeting be received by the registrant a minimum of 120 days in advance of the anniversary of mailing of proxy materials for the previous year's meeting.

In determining whether a proposal is made within a reasonable time, the fundamental consideration is whether the time of submission of the proposal affords the registrant reasonable time to consider the proposal without causing a significant delay in the distribution of proxy materials to its shareholders. *See* Greyhound Lines, Inc., SEC No-Act. (Jan. 8, 1999); Jefferson-Pilot Corp., SEC No-Act. (Jan. 31, 2006). The Company does not believe that it has received the Proposal within a "reasonable time." The Company intends to file, print and commence mailing its 2012 Proxy Materials on April 11, 2012. A stockholder proposal received on the eve of the mailing of the 2012 Proxy Materials should not be considered received in a "reasonable time" given that the 2012 Proxy Materials are nearly in final form and inclusion of the Proposal in the 2012 Proxy Materials will result in a significant delay in the Company's filing and mailing of the 2012 Proxy Materials.

The Proponent had ample notice regarding the date of the Company's 2012 Annual Meeting. The Proponent actively participated on the Earnings Call that was convened to discuss the Press Release which announced the date of the 2012 Annual Meeting. Nonetheless, the Proponent submitted the Proposal a mere eight (8) days prior to the Company's distribution of

the 2012 Proxy Materials. This does not provide the Company with adequate time to review and consider the Proposal without causing an excessive delay in the distribution of the 2012 Proxy Materials to the Company's stockholders. *See* Jefferson-Pilot Corp., SEC No-Act. (Jan. 31, 2006).

Given the Proponent's tardiness in submitting the Proposal until the Company was in the final stages of preparing to commence its proxy solicitation, the Company does not have a reasonable amount of time to consider the Proposal without causing a significant delay in printing and mailing the 2012 Proxy Materials. Under these circumstances, the Proposal cannot be considered to have been submitted within a "reasonable time" in advance of the solicitation of proxies in connection with the 2012 Annual Meeting and, therefore, the Proposal should be excluded from the 2012 Proxy Materials.

III. CONCLUSION

For the foregoing reasons, the Company respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if the Company excludes the Proposal from the 2012 Proxy Materials in reliance on Rule 14a-8(e)(2) of the Exchange Act. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (617) 570-1971. Please transmit the response letter via facsimile to the Company at (781) 250-0115, with a copy to the undersigned at (617) 523-1231, and a hard copy to the Proponent at ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Respectfully submitted,

Arthur R. McGivern, Esq.

cc: Ronald L. Chez
Barry L. Fischer, counsel to Ronald L. Chez, *Thompson Coburn LLP*
Walter C. Herlihy, President and Chief Executive Officer, *Repligen Corporation*
Karen A. Dawes, Chairperson of the Board of Directors, *Repligen Corporation*
Joseph L. Johnson III, Esq., *Goodwin Procter LLP*

Exhibit A

The Proposal

Mr. Ronald L. Chez

FISMA & OMB Memorandum M-07-16

April 2, 2012

VIA FACSIMILE [(781) 250-0115] and OVERNIGHT COURIER
Repligen Corporation
Attention: Co-Chairpersons of the Board of Directors
41 Seyon Street
Building #1, Suite 100
Waltham, MA 02453

Ladies and Gentlemen:

Pursuant to Rule 14a-8 of the rules promulgated under the Securities and Exchange Act of 1934, as amended, please find, as Annex A to this letter, a shareholder proposal for inclusion in the 2012 Proxy Statement of Repligen Corporation.

Pursuant to Rule 14a-8(b), please be informed that, consistent with Amendment No. 9 to my Schedule 13D regarding Repligen, I, and/or Individual Retirement Accounts for my benefit currently own 2,815,631 shares of Repligen, which shares represent greater than $2,000 or 1% of Repligen's securities entitled to be voted on the proposal. Pursuant to Rule 14a-8(ii), please find attached copies of Amendments 2 through 9, inclusive, of Schedule 13D filed on my behalf confirming my ownership of such shares during such one year eligibility period.

Further, I state that I have held the required number of securities continuously for at least one year as of the date of this letter (the time I am submitting this shareholder proposal) and I intend to continue to hold such securities through the date of the meeting.

To the extent that you or any other party wishes to contact me regarding this proposal, please contact my attorney, Barry Fischer, at BFischer@thompsoncoburn.com or via facsimile at (312) 782-1998.

Very truly yours,

Ronald L. Chez

Annex A

Proposal Number __
Lowered Voting Threshold to Call Special Meetings of Shareholders

RESOLVED, that the first sentence of Article I, Section 3 of the Amended and Restated By-Laws of Repligen Corporation be amended and restated to read as follows:

> "Special meetings of the stockholders may be called at any time by the President, the Chairman or the Board of Directors; and shall be called by the Secretary or any officer upon the written request of one or more stockholders holding, in the aggregate, at least 20% of the outstanding shares of stock of the corporation entitled to vote at such meeting."

The purpose of this proposal is to lower the threshold necessary for calling a special meeting of shareholders to the holders of 20% of voting shares. Currently, no single shareholder holds more than 13.9% of the company's voting stock.

At present, calling a special stockholder meeting requires the consent of the holders of over 50% of Repligen's voting stock. Meanwhile, the Board of Directors, whose non-executive directors (according to Repligen's 2011 Proxy Statement) hold less than 3.5% of the company's outstanding stock (excluding options), can call a special stockholder meeting at any time.

Special meetings allow for increased shareholder involvement in important matters, including electing new directors. Shareholder participation in Repligen's affairs is also important as the company transitions from a drug development company to an operating company, including potential issues such as executive compensation criteria, stockholder ownership of Board members and officers, assuring that the composition of the Board is consistent with an operating company and other issues.

Without the ability for shareholders to call special meetings, directors and management can become insulated. Repligen's shareholders want to enhance the alignment of the Board's and management's interests with those of its shareholders, all in the interest of Repligen's performance and shareholder value. Approving this proposal will send a clear message to Repligen's directors that they must be accountable and responsive to Repligen's shareholders.

Many public companies have reduced their special meetings requirement from a majority requirement. Pfizer, AT&T Inc., PepsiCo, Inc., Caterpillar Inc., Honeywell International and other companies require only the holders of 20% or less of its stock to call a special meeting. This proposal topic won more than 60% support at CVS Caremark, Sprint Nextel, Safeway, Motorola and R.R. Donnelley.

Please vote yes on this proposal to help improve Repligen's corporate governance, director and officer accountability and financial performance that Repligen's shareholders deserve.

Exhibit C

March 21 Proposal

Annex A

March 20, 2012

VIA E-Mail

Karen Dawes

Repligen Corporation

Ms. Dawes:

I am writing in follow-up to my letter of March 5, 2012. I am disappointed that you have essentially ignored my concerns. You and the Board of Director's lack of response to that letter further illustrates the apparent disconnect between Repligen's Board of Directors and its shareholders, the actual owners of Repligen, to whom the Board has a responsibility.

Again, as I have repeatedly stated, I want to make sure that the voice of the shareholders of Repligen is represented at the Board level, and that Repligen's policies are modified in matters of compensation criteria, particularly the metrics regarding bonus awards, stockholder ownership of Board members and officers, composition of the Board to be more consistent with an operating company as opposed to a drug development company, etc. Your shareholders want to enhance the alignment of the Board's and management's interests with those of its shareholders, all in the interest of Repligen's performance and shareholder value.

Why do you find it appropriate to avoid giving me, on behalf of the shareholder's, the right to appoint two qualified directors to bring a fresh perspective to the Board? As you know, I have the backing of certain significant shareholders with millions of shares of ownership, in addition to the shares I own.

Despite your repeated statements that you would work cooperatively with me on these issues, I have seen a general lack of enthusiasm for actually working together constructively.

Please be informed that I intend to submit formal proposals for inclusion in Repligen's 2012 Proxy Statement to improve the accountability of the Board. In addition, I suggest that the Board consider including the following in its Proxy Statement for consideration as well:

> Requiring that the approval of a director requires a majority of the votes cast with respect to the election of re-election or directors of Repligen (as opposed to plurality voting), and adopting a policy requiring a director who does not acquire a majority to tender his or her resignation as a director.
>
> Providing for the holders of at least 3% of Repligen's voting stock, who held such securities for at least 3 years, the right to include as director nominees the greater of one director or 25% of Repligen's Board of Directors into Repligen's proxy materials for voting.

Your prompt attention will be appreciated.

Sincerely,

Ronald L. Chez

Exhibit D

Company's Response

GOODWIN | PROCTER

Goodwin Procter LLP
Counselors at Law
Exchange Place
Boston, MA 02109

T: 617.570.1000
F: 617.523.1231
goodwinprocter.com

March 26, 2012

By Federal Express and E-Mail

Mr. Ronald L. Chez

FISMA & OMB Memorandum M-07-16

Re: Repligen Corporation – Stockholder Proposals

Dear Mr. Chez:

I am writing on behalf of Repligen Corporation (the "Company"). On March 21, 2012, the Company received the stockholder proposals that you included within the letter filed as an annex to Amendment No. 8 to your Schedule 13D (the "Original Proposals") as well as the revised proposals that you submitted to correct a typographical error in the Original Proposals, which were included within the letter filed as an annex to Amendment No. 9 to your Schedule 13D (the "Revised Proposals," and collectively with the Original Proposals, the "Submission"). Karen Dawes, the Chairperson of the Company's board of directors, also received each of the letters containing the Original Proposals and the Revised proposals at her personal email address. A copy of your Submission is enclosed with this letter. This letter is being provided to notify you, pursuant to Rule 14a-8(f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of procedural and eligibility deficiencies in your Submission under Rule 14a-8 under the Exchange Act. We have enclosed a copy of Rule 14a-8 under the Exchange Act with this letter for your review.

First, pursuant to Rule 14a-8(b) under the Exchange Act, in order to be eligible to submit a stockholder proposal, you must have continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year by the date you submit the proposal. You must also continue to hold the required amount of securities through the date of the stockholder meeting. Because you are not a registered holder of the Company's common stock, you must prove your eligibility to the Company by submitting:

1. a written statement indicating that you intend to continue holding the required amount of securities through the date of the next stockholder meeting; <u>and either</u>
2. a written statement from the "record" holder of the securities (usually a broker or bank) verifying (a) that, at the time you submitted the proposal, you held at

least 1% or $2,000 in market value of shares of common stock of the Company and (b) that you continuously held such securities for at least one year preceding the date you submitted your proposal, up to and including the date of your proposal; <u>or</u>

3. (a) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and (b) your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

In connection with item 2 above, the record holder verifying your ownership of the securities must also be a DTC participant. If the DTC participant knows the record holder's holdings but does not know your holdings, two (2) proof of ownership statements containing the information described above must be submitted, one from the record holder confirming your ownership, and the other from the DTC participant confirming the record holder's ownership.

Second, under Rule 14a-8(c) under the Exchange Act, "each stockholder may submit no more than one proposal to a company for a particular stockholders' meeting." Your Submission contains two (2) separate and distinct proposals: the first relating to majority voting in director elections and the second pertaining to director nomination rights for holders of a specified percentage (33% in the Original Proposals and 3% in the Revised Proposals) of the Company's voting stock who have held such securities for at least three years. Accordingly, you must withdraw one (1) of the proposals contained in the Submission or amend your Submission to state only one (1) proposal.

Third, Staff Legal Bulletin No. 14 (July 13, 2001) and the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on July 29, 2011, provide that proposals must be received at the Company's principal executive offices, which are located at 41 Seyon Street, Building 1, Suite 100, Waltham, MA 02453. Your submission was sent to Karen Dawes, the Chairperson of the Company's board of directors, at her personal email address and not to the Company's principal executive offices. In order to cure this defect, you must submit a revised Submission to the Company's principal executive offices.

Because of the defects detailed above, you have not complied with the procedural requirements for submitting a stockholder proposal pursuant to Rule 14a-8 under the Exchange Act. In order to remedy these procedural defects, you must respond to this letter by submitting a revised proposal remedying the defects as described above and as detailed in the enclosed copy of Rule 14a-8. Such response must be postmarked, or transmitted electronically, no later than fourteen (14) calendar days from the date you receive this letter. Please send your response to 41 Seyon Street, Building 1, Suite 100, Waltham, MA 02453 (Attention: Secretary), or alternatively by facsimile to (781) 250-0115 (Attention: Secretary). If you fail to respond or your response does not cure the defects within this timeframe, the Company may exclude your proposal from its proxy materials.

Rule 14a-8 provides substantive criteria pursuant to which a company is permitted to exclude a stockholder's proposal from its proxy materials. This letter addresses only the procedural requirements for submitting your proposal and does not address or waive any of our substantive concerns.

Very truly yours,

Arthur McGivern, Esq.

Enclosures

cc: Barry L Fischer, counsel to Ronald Chez, *Thompson Coburn LLP*
Walter C. Herlihy, President and Chief Executive Officer, *Repligen Corporation*
Karen A. Dawes, Chairperson of the Board of Directors, *Repligen Corporation*
Joseph L. Johnson III, Esq., *Goodwin Procter LLP*

Exhibit E

Withdrawal

THOMPSON COBURN LLP

55 East Monroe Street
37th Floor
Chicago, Illinois 60603
312-346-7500
FAX 312-580-2201
www.thompsoncoburn.com

Barry L. Fischer
312-580-2233
FAX 312-782-1998
bfischer@thompsoncoburn.com

March 29, 2012

Via Federal Express and E Mail

Arthur McGivern, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109

Dear Mr. McGivern:

I am writing in response to your letter to my client, Mr. Ronald L. Chez, dated March 26, 2012. Your letter suggests that Mr. Chez's letter to Karen Dawes (Chairperson of the Board of Repligen Corporation) dated March 20, 2012 and received by Ms. Dawes on March 21 were 'stockholder proposals', as that term is used in Rule 14a-8 of the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, noting that the 'proposals' failed to meet several procedural requirements of Rule 14a-8, and notifying my client of a putative 14 day correction period called for under Rule 14a-8(f).

It would appear that you and your client misread Mr. Chez's March 20 letter to Ms. Dawes. The relevant portion of the letter reads as follows (with emphasis added):

> "Please be informed that **I intend to submit formal proposals** for inclusion in Repligen's 2012 Proxy Statement to improve the accountability of the Board. **In addition, I suggest that the Board consider including** the following in its Proxy Statement for consideration as well:
>
> - Requiring that the approval of a director requires a majority of the votes cast with respect to the election or re-election or directors of Repligen (as opposed to plurality voting), and adopting a policy requiring a director who does not acquire a majority to tender his or her resignation as a director.
> - Providing for the holders of at least 3% of Repligen's voting stock, who held such securities for at least 3 years, the right to include as director nominees the greater of one director or 25% of Repligen's Board of Directors into Repligen's proxy materials for voting."

What you have described as "proposals" (the two bulleted items above), are not a recommendation or requirement that Repligen or its Board take action which, separately, Mr. Chez intends to present at Repligen's shareholders meeting. Instead, they are, as stated in the letter, suggestions to the Board of topics that Repligen, *of its own volition*, may wish to include for a vote of its shareholders, in the interest of greater shareholder representation and corporate accountability. There is, to my knowledge, no restriction, under Rule 14a-8 or otherwise, that prevents my client from suggesting that the company submit such a topic to a vote of its shareholders, nor is there any restriction that would prevent Repligen from doing so in the interest of seeking the views of its shareholders with respect to these topics.

As noted in the March 20 letter, Mr. Chez currently intends to formally submit a shareholder's proposal—one that would regard a matter other than the majority approval of directors or the proxy access topics previously described. He did not submit a proposal as you claim in the March 20 letter. As no formal proposals have been forwarded to date, no correction period has commenced under Section 14a-8(f).

Be assured that Mr. Chez is aware of the various procedural and substantive requirements regarding shareholders proposals set forth in Rule 14a-8 and SEC Staff Legal Bulletins No. 14 through 14F, inclusive, and he intends to follow them if and when he submits a proposal.

Mr. Chez is frankly disappointed, but not surprised, by your rote response on behalf of Repligen to his correspondence with the Company. It would appear to Mr. Chez that Repligen has decided to ignore and, to a large extent, actively snub the voice of a long time champion of the Company, who has spent significant personal time and expense to find ways to maximize Repligen's value to its shareholders and to grow Repligen in its emerging role as an operating company, as opposed to a drug development company. Considering that Mr. Chez is the second largest stockholder in the company, and that he has discussed Repligen's status with a number of the larger shareholders of the company (many of whom feel the same way he does), he is, understandably, dismayed with the response. He sees this shareholder proposal process as inefficient and wasteful of the company's money and thus, indirectly, his own, but he is also resolute that, if this method and the other methods available to him under Delaware corporate law and U.S. Federal Securities law (or other law) are the only way that Repligen will allow him to provide any kind of constructive input, he will take such action.

On behalf of Mr. Chez, I suggest your client communicate with him in the spirit of cooperation that your client has previously stated would be beneficial for Repligen. As Mr. Chez has repeatedly and consistently noted, he wants nothing more than to see Repligen objectively evaluate its alternatives and strategy so as to achieve the best results for its shareholders. To this end, he feels that a constructive dialogue would be a far more productive use of all parties' time and money. Should Repligen fail to do that, however, Mr. Chez intends to pursue actions in the best interests of Repligen and its shareholders.

Please feel free to contact me should you have any questions regarding the foregoing. In response to your e-mail of yesterday, correspondence to Mr. Chez may be directed to Mr. Ronald L. Chez,***FISMA & OMB Memorandum M-07-16*** (although this letter should obviate the need to send a copy of your March 26th letter to that address). Also, it appears that a copy of your letter was sent to me at my firm's St. Louis office. Please send any future correspondence to me at my firm's Chicago office (where I work) as the address set forth in this letter, as well as on the cover of the Schedule 13-D amendments referenced in your letter.

Sincerely,

Thompson Coburn LLP

Barry Fischer, Esq.

BLF:cg

CC: Ronald L. Chez
The Members of the Board of Directors of Repligen Corporation (via telecopy)

GOODWIN | PROCTER

Goodwin Procter LLP
Counselors at Law
Exchange Place
Boston, MA 02109

T: 617.570.1000
F: 617.523.1231
goodwinprocter.com

April 4, 2012

Via Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Repligen Corporation – 2012 Annual Meeting Omission of Stockholder Proposal Submitted by Mr. Ronald L. Chez Pursuant to Rule 14a-8(e)(2)

Ladies and Gentlemen:

Our firm serves as counsel for Repligen Corporation, a Delaware corporation (the "Company"). The Company intends to file, print and commence mailing its definitive 2012 proxy statement and form of proxy (together, the "2012 Proxy Materials") on April 11, 2012. On March 1, 2012, the board of directors of the Company established April 9, 2012 as the record date for the Company's 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting"). The 2012 Annual Meeting will be held on May 24, 2012. Accordingly, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are submitting this letter on behalf of the Company to the Staff of the Division of Corporation Finance (the "Staff"). We would very much appreciate a response from the Staff on this no-action request as soon as reasonably practicable, so that the Company can meet its timetable for filing and distributing the 2012 Proxy Materials.

On April 3, 2012, the Company received a letter dated April 2, 2012 from Mr. Ronald L. Chez (the "Proponent") containing a stockholder proposal (the "Proposal") for inclusion in the 2012 Proxy Materials to be distributed by the Company in connection with the 2012 Annual Meeting. The Proposal and accompanying cover letter are attached hereto as Exhibit A. The Proposal proposes the adoption of an amendment to the Amended and Restated By-Laws of the Company which would lower the threshold necessary for calling a special meeting of stockholders to the holders of 20% of the voting shares of the Company. Subject to the Staff's response, the Company intends to exclude the Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(e)(2) of the Exchange Act, on the basis that the Proposal was not submitted to the Company a reasonable time before the Company will file, print and commence mailing the 2012 Proxy Materials to its stockholders on April 11, 2012. We hereby request the Staff's concurrence that the Company may exclude the Proposal and supporting statement pursuant to Rule 14a-8(e)(2) of the Exchange Act.

Rule 14a-8(j)(1) of the Exchange Act provides, "If the Company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80

calendar days before it files its definitive proxy statement and form of proxy with the Commission.... The Commission staff may permit the Company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the Company demonstrates good cause for missing the deadline." Because the Company did not receive the Proposal from the Proponent until April 3, 2012, the Company is submitting this letter fewer than 80 calendar days before it plans to file the 2012 Proxy Materials. Once the Company received the Proposal, it acted to prepare and submit this letter to the Staff in one (1) day. The Staff has consistently found "good cause" to waive the 80-day requirement where the untimely submission of a proposal prevented the company from satisfying the 80-day provision. *See* Staff Legal Bulletin No. 14B (September 15, 2004) (indicating that the "most common basis for the company's showing good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed"); *Bank of America*, SEC No-Act. (March 1, 2010); *Barnes & Noble, Inc.*, SEC No-Act. (June 3, 2008); *General Electric Co.*, SEC No-Act. (February 10, 2005) (each waiving the 80-day requirement when the proposal was received by the company after the 80-day submission deadline). Accordingly, we believe that the Company has "good cause" for its inability to meet the 80-day deadline and, for the reasons discussed above, we respectfully request that the Staff waive the 80-day requirement with respect to this submission.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachments are being emailed to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j) of the Exchange Act, we have concurrently sent a copy of this correspondence to the Proponent as notice of the Company's intent to exclude the Proposal from the 2012 Proxy Materials.

Rule 14a-8(k) of the Exchange Act and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Securities and Exchange Commission (the "Commission") or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, we hereby request that the Proponent concurrently furnish the undersigned with a copy of that correspondence on behalf of the Company pursuant to Rule 14a-8(k) of the Exchange Act and SLB 14D.

I. BACKGROUND

The Company's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") was held on September 27, 2011 and the proxy materials for the 2011 Annual Meeting were mailed to the Company's stockholders on or about August 5, 2011. As previously disclosed in a Current Report on Form 8-K, on December 15, 2011, the Board of Directors of the Company approved a change in the Company's fiscal year end from March 31 to December 31. As a result of this change, on February 21, 2012, the Company announced in a press release (the "Press Release") for an earnings call (the "Earnings Call"), a copy of which was filed on a Current Report on

Form 8-K, that the Company's 2012 Annual Meeting would be held on May 24, 2012. This date is more than 30 days from the date of the 2011 Annual Meeting.

The Proponent actively participated on the Earnings Call. The Company therefore believes the Proponent read the Press Release and accordingly was then well aware of the date of the 2012 Annual Meeting. Additionally, on March 15, 2012, the Company filed its Annual Report on Form 10-K which explicitly stated that the Company intended to file a proxy statement within 120 days of the Company's new fiscal year end. Despite the Proponent having received extensive notice of the 2012 Annual Meeting, the Proponent submitted the Proposal to the Company only eight (8) days prior to the Company's filing and mailing of the 2012 Proxy Materials.

II. ANALYSIS

The Company believes that it may exclude the Proposal from the 2012 Proxy Materials because the Proposal was not submitted in a timely manner. Rule 14a-8(e)(2) of the Exchange Act provides that if a company's annual meeting of stockholders "has been changed by more than 30 days from the date of the previous year's meeting, then the deadline [for submission of stockholder proposals] is a reasonable time before the company begins to print and mail its proxy materials." As described above in Section I of this letter, the Company's 2012 Annual Meeting will be held more than 30 days from the date of the previous year's meeting. Although Rule 14a-8(e)(2) does not define what constitutes a "reasonable time," it is noteworthy that Rule 14a-8(e)(2) requires that a proposal to be presented at an annual meeting held within 30 days from the date of the previous year's meeting be received by the registrant a minimum of 120 days in advance of the anniversary of mailing of proxy materials for the previous year's meeting.

In determining whether a proposal is made within a reasonable time, the fundamental consideration is whether the time of submission of the proposal affords the registrant reasonable time to consider the proposal without causing a significant delay in the distribution of proxy materials to its shareholders. *See* Greyhound Lines, Inc., SEC No-Act. (Jan. 8, 1999); Jefferson-Pilot Corp., SEC No-Act. (Jan. 31, 2006). The Company does not believe that it has received the Proposal within a "reasonable time." The Company intends to file, print and commence mailing its 2012 Proxy Materials on April 11, 2012. A stockholder proposal received on the eve of the mailing of the 2012 Proxy Materials should not be considered received in a "reasonable time" given that the 2012 Proxy Materials are nearly in final form and inclusion of the Proposal in the 2012 Proxy Materials will result in a significant delay in the Company's filing and mailing of the 2012 Proxy Materials.

The Proponent had ample notice regarding the date of the Company's 2012 Annual Meeting. The Proponent actively participated on the Earnings Call that was convened to discuss the Press Release which announced the date of the 2012 Annual Meeting. Nonetheless, the Proponent submitted the Proposal a mere eight (8) days prior to the Company's distribution of

the 2012 Proxy Materials. This does not provide the Company with adequate time to review and consider the Proposal without causing an excessive delay in the distribution of the 2012 Proxy Materials to the Company's stockholders. *See* Jefferson-Pilot Corp., SEC No-Act. (Jan. 31, 2006).

Given the Proponent's tardiness in submitting the Proposal until the Company was in the final stages of preparing to commence its proxy solicitation, the Company does not have a reasonable amount of time to consider the Proposal without causing a significant delay in printing and mailing the 2012 Proxy Materials. Under these circumstances, the Proposal cannot be considered to have been submitted within a "reasonable time" in advance of the solicitation of proxies in connection with the 2012 Annual Meeting and, therefore, the Proposal should be excluded from the 2012 Proxy Materials.

III. CONCLUSION

For the foregoing reasons, the Company respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if the Company excludes the Proposal from the 2012 Proxy Materials in reliance on Rule 14a-8(e)(2) of the Exchange Act. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (617) 570-1971. Please transmit the response letter via facsimile to the Company at (781) 250-0115, with a copy to the undersigned at (617) 523-1231, and a hard copy to the Proponent at ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Respectfully submitted,

Arthur R. McGivern, Esq.

cc: Ronald L. Chez
Barry L. Fischer, counsel to Ronald L. Chez, *Thompson Coburn LLP*
Walter C. Herlihy, President and Chief Executive Officer, *Repligen Corporation*
Karen A. Dawes, Chairperson of the Board of Directors, *Repligen Corporation*
Joseph L. Johnson III, Esq., *Goodwin Procter LLP*

<u>Exhibit A</u>

The Proposal

Mr. Ronald L. Chez

FISMA & OMB Memorandum M-07-16

April 2, 2012

VIA FACSIMILE [(781) 250-0115] and OVERNIGHT COURIER
Repligen Corporation
Attention: Co-Chairpersons of the Board of Directors
41 Seyon Street
Building #1, Suite 100
Waltham, MA 02453

Ladies and Gentlemen:

Pursuant to Rule 14a-8 of the rules promulgated under the Securities and Exchange Act of 1934, as amended, please find, as Annex A to this letter, a shareholder proposal for inclusion in the 2012 Proxy Statement of Repligen Corporation.

Pursuant to Rule 14a-8(b), please be informed that, consistent with Amendment No. 9 to my Schedule 13D regarding Repligen, I, and/or Individual Retirement Accounts for my benefit currently own 2,815,631 shares of Repligen, which shares represent greater than $2,000 or 1% of Repligen's securities entitled to be voted on the proposal. Pursuant to Rule 14a-8(ii), please find attached copies of Amendments 2 through 9, inclusive, of Schedule 13D filed on my behalf confirming my ownership of such shares during such one year eligibility period.

Further, I state that I have held the required number of securities continuously for at least one year as of the date of this letter (the time I am submitting this shareholder proposal) and I intend to continue to hold such securities through the date of the meeting.

To the extent that you or any other party wishes to contact me regarding this proposal, please contact my attorney, Barry Fischer, at BFischer@thompsoncoburn.com or via facsimile at (312) 782-1998.

Very truly yours,

Ronald L. Chez

Annex A

Proposal Number __
Lowered Voting Threshold to Call Special Meetings of Shareholders

RESOLVED, that the first sentence of Article I, Section 3 of the Amended and Restated By-Laws of Repligen Corporation be amended and restated to read as follows:

> "Special meetings of the stockholders may be called at any time by the President, the Chairman or the Board of Directors; and shall be called by the Secretary or any officer upon the written request of one or more stockholders holding, in the aggregate, at least 20% of the outstanding shares of stock of the corporation entitled to vote at such meeting."

The purpose of this proposal is to lower the threshold necessary for calling a special meeting of shareholders to the holders of 20% of voting shares. Currently, no single shareholder holds more than 13.9% of the company's voting stock.

At present, calling a special stockholder meeting requires the consent of the holders of over 50% of Repligen's voting stock. Meanwhile, the Board of Directors, whose non-executive directors (according to Repligen's 2011 Proxy Statement) hold less than 3.5% of the company's outstanding stock (excluding options), can call a special stockholder meeting at any time.

Special meetings allow for increased shareholder involvement in important matters, including electing new directors. Shareholder participation in Repligen's affairs is also important as the company transitions from a drug development company to an operating company, including potential issues such as executive compensation criteria, stockholder ownership of Board members and officers, assuring that the composition of the Board is consistent with an operating company and other issues.

Without the ability for shareholders to call special meetings, directors and management can become insulated. Repligen's shareholders want to enhance the alignment of the Board's and management's interests with those of its shareholders, all in the interest of Repligen's performance and shareholder value. Approving this proposal will send a clear message to Repligen's directors that they must be accountable and responsive to Repligen's shareholders.

Many public companies have reduced their special meetings requirement from a majority requirement. Pfizer, AT&T Inc., PepsiCo, Inc., Caterpillar Inc., Honeywell International and other companies require only the holders of 20% or less of its stock to call a special meeting. This proposal topic won more than 60% support at CVS Caremark, Sprint Nextel, Safeway, Motorola and R.R. Donnelley.

Please vote yes on this proposal to help improve Repligen's corporate governance, director and officer accountability and financial performance that Repligen's shareholders deserve.